Exhibit 2.1
     CONFIDENTIAL
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
by and among
OMAHA HOLDCO INC.
OMAHA ACQUISITION INC.
and
infoGROUP Inc.
Dated as of March 8, 2010

-i-

TABLE OF CONTENTS
(Continued)

-ii-

TABLE OF CONTENTS
(Continued)

-iii-

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 8, 2010 by and among Omaha Holdco Inc., a Delaware corporation (“Parent”), Omaha Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”), and infoGROUP Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.
     A. It is proposed that Acquisition Sub will merge with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and each Company Share that is issued and outstanding and not owned by Parent or Acquisition Sub will thereupon be cancelled and converted into the right to receive the consideration set forth herein, all upon the terms and subject to the conditions set forth herein.
     B. The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the DGCL upon the terms and subject to the conditions contained herein and (iii) resolved to recommend that the holders of Company Shares adopt and approve this Agreement as required by the applicable provisions of Delaware Law;
     C. The board of directors of Parent and the board of directors of Acquisition Sub have (i) declared it advisable to enter into this Agreement, and (ii) approved the execution and delivery by Parent and Acquisition Sub, respectively, of this Agreement, the performance by Parent and Acquisition Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the DGCL upon the terms and subject to the conditions contained herein.
     D. Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of CCMP Capital Investors II, L.P., a Delaware limited partnership, and CCMP Capital Investors (Cayman) II, L.P., a Cayman Islands exempted limited partnership (collectively, the “Guarantor”) has entered into (i) the Equity Financing Letters (as defined in Section 4.9) with Parent with respect to Parent’s and Acquisition Sub’s obligations with respect to the Closing and (ii) a limited guarantee, dated as of the date hereof and in the form attached hereto as Exhibit A (the “Guarantee”), in favor of the Company with respect to the payment obligations of Parent with respect to the Parent Termination Fee and the Company’s Transaction Expenses
     E. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company (including certain directors and executive officers of the Company) are entering into

Voting Agreements in substantially the form attached hereto as Exhibit B (the “Company Voting Agreements”).
     F. Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.
     NOW, THEREFORE, intending to be legally bound hereby, Parent, Acquisition Sub and the Company hereby agree as follows:
ARTICLE I
DEFINITIONS & INTERPRETATIONS
     1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:
          “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Acquisition Sub) to engage in an Acquisition Transaction.
          “Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Company Common Stock outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than twenty percent (20%) of the Company Common Stock outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction own (in substantially the same proportion as prior to such transaction) less than eighty percent (80%) of the voting equity interests in the surviving or resulting entity of such transaction; (iii) a sale, transfer, acquisition or disposition of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof); or (iv) a liquidation, dissolution or other winding up of the Company and its Subsidiaries, taken as a whole.
          “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
          “Antitrust Law” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.
          “Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law to close.
          “Code” shall mean the Internal Revenue Code of 1986, as amended.
          “Company Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2009.
          “Company Board” shall mean the Board of Directors of the Company.
          “Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.
          “Company Common Stock” shall mean the Common Stock, par value $0.0025 per share, of the Company, together with the Preferred Stock Purchase Rights appurtenant thereto issued under the Company Rights Plan.
          “Company Intellectual Property” shall mean all Intellectual Property that is used or held for use by the Company or any of its Subsidiaries in connection with the business of the Company and its Subsidiaries.
          “Company Intellectual Property Rights” shall mean all of the Intellectual Property Rights owned by, or filed in the name of, the Company or any of its Subsidiaries.
          “Company Material Adverse Effect” shall mean any change, effect, event, circumstance or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, that is materially adverse to the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any Change (individually or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, relating to or arising out of any of the following:

               (i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world in which the Company and its Subsidiaries conduct business;
               (ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world;
               (iii) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;
               (iv) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;
               (v) changes in Law or changes in GAAP;
               (vi) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including (A) the identity of Parent, (B) the loss or departure of officers or other employees of the Company or any of its Subsidiaries directly or indirectly resulting from, arising out of, attributable to, or related to the transactions contemplated by this Agreement, (C) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or otherwise, directly or indirectly resulting from, arising out of, attributable to, or related to the transactions contemplated by this Agreement, (D) any other negative development (or potential negative development) in the Company’s relationships with any of its customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or otherwise, directly or indirectly resulting from, arising out of, attributable to, or related to the transactions contemplated by this Agreement, and (E) any decline or other degradation in the Company’s customer bookings directly or indirectly resulting from, arising out of, attributable to, or related to the transactions contemplated by this Agreement;
               (vii) (A) any actions taken or failure to take action, in each case, to which Parent has approved, consented to or requested; or (B) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement; or (C) the failure to take any action explicitly prohibited by this Agreement; provided, however, that with respect to the failure to take any action that is explicitly prohibited without first obtaining Parent’s prior consent, if the Company knew or should have known that the failure to take such action could have a material adverse effect on the Company and its Subsidiaries, taken as a whole, the Company must request Parent’s consent, and Parent must refuse to grant such consent, to the taking of such action; and

               (viii) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any public estimates of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures);
          except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in clauses (i) through (v) above disproportionately affect in a material respect the Company and its Subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions in the world and in the industries in which the Company and its Subsidiaries conduct business (in which case, only to the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur).
          “Company Options” shall mean any options to purchase shares of Company Common Stock outstanding under any of the Company Stock Plans.
          “Company Preferred Stock” shall mean the Preferred Stock, par value $0.0025 per share, of the Company.
          “Company Rights Plan” shall mean the Preferred Stock Rights Agreement, dated as of May 4, 2009, between the Company and Wells Fargo Bank, N.A., as Rights Agent.
          “Company Stock-Based Award” shall mean each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted under the Company Stock Plans or Employee Plans (including performance shares, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents, but not including any 401(k) plan of the Company), other than Company Options.
          “Company Stock Plans” shall mean (i) the Company’s 1992 Stock Option Plan, (ii) the Company’s Amended and Restated 2007 Omnibus Incentive Plan, (iii) the Company’s 1997 Class A Common Stock Option Plan and (iv) the compensatory equity plans or Contracts of the Company set forth in Section 3.6(c) of the Company Disclosure Schedule.
          “Company Stockholders” shall mean holders of shares of Company Capital Stock, in their respective capacities as such.
          “Company Termination Fee” shall mean an amount in cash equal to $15,847,000.
          “Continuing Employees” shall mean all employees of the Company who are offered and timely and properly accept employment by Parent or any Subsidiary of Parent, who continue their employment with the Company at the request of Parent or, outside the U.S., who remain or become employees of the Company, Parent or any Subsidiary of Parent as required by applicable Law.
          “Contract” shall mean any contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense or other instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing.
          “Delaware Law” shall mean the DGCL and any other applicable law (including common law) of the State of Delaware.
          “DOJ” shall mean the United States Department of Justice or any successor thereto.
          “DOL” shall mean the United States Department of Labor or any successor thereto.
          “Domain Name” shall mean any or all of the following and all worldwide rights in, arising out of, or associated therewith: domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet.
          “EBITDA” shall have the meaning as set forth on Annex I to this Agreement.
          “Environmental Law” shall mean any and all applicable laws and regulations promulgated thereunder, relating to the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any individual to Hazardous Substances or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances or the investigation, clean-up or other remediation or analysis thereof.
          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.
          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
          “FTC” shall mean the United States Federal Trade Commission or any successor thereto.
          “GAAP” shall mean United States generally accepted accounting principles, consistently applied.
          “Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign.
          “Hazardous Substance” shall mean any substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or words of similar meaning or effect, including petroleum and petroleum products, polychlorinated biphenyls and asbestos.
          “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
          “Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for borrowed money, including any accrued but unpaid interest thereon and any cost or penalty associated with prepaying any such indebtedness, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all guarantees by such Person of Indebtedness of others, (f) all capital lease obligations of such Person and (e) all Indebtedness of others secured by an Liens on any property or asset of such Person.
          “Intellectual Property” shall mean any or all of the following: (i) proprietary inventions (whether patentable or not), invention disclosures, industrial designs, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (ii) business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person including databases and data collections and all rights therein; (iii) works of authorship (including computer programs, source code, object code, whether embodied in software, firmware or otherwise), architecture, documentation, files, records, schematics, verilog files, netlists, emulation and simulation reports, test vectors and hardware development tools and (iv) any similar or equivalent property of any of the foregoing (as applicable).
          “Intellectual Property Rights” shall mean any or all of the following, and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated (“Copyrights”); (iii) industrial designs and any registrations and applications therefor; (iv) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, and all goodwill associated therewith (“Trademarks”); (v) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person; including databases and data collections and all rights therein (“Trade Secrets”); and (vi) any similar or equivalent rights to any of the foregoing (as applicable).
          “IRS” shall mean the United States Internal Revenue Service or any successor thereto.
          “Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of the executive officers of the Company set forth in Annex II attached hereto.
          “Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, Order or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
          “Legal Proceeding” shall mean any claim, action, arbitration, lawsuit, litigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority, binding alternative dispute resolution action or any other judicial or administrative proceeding in law or equity.
          “Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, known, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).
          “Licensed Company Intellectual Property” shall mean all Company Intellectual Property and Company Intellectual Property Rights, other than the Owned Company Intellectual Property.
          “Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first offer or refusal, preemptive right, community property interest, covenant, condition, restriction, declarations option, easement, right-of-way, encroachment, development restriction, third party rights or claim, or other restriction of any nature or title defect or exception of any kind or nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
          “Nasdaq” shall mean the NASDAQ Global Select Market, any successor inter-dealer quotation system operated by the Nasdaq Stock Market, Inc. or any successor thereto.
          “Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

          “Owned Company Intellectual Property” shall mean that portion of the Company Intellectual Property and Company Intellectual Property Rights that is owned by the Company and its Subsidiaries.
          “Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens arising by operation of Law or incurred in the ordinary course of business, the underlying debts or obligations of which are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law (other than Tax Law); (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 or in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009; (ix) Liens which do not materially and adversely affect the value, use or operation of the property subject thereto; (x) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not have, individually or in the aggregate, a material adverse effect on the ability of the Company to obtain the Debt Financing or on the Company or its Subsidiaries, taken as a whole; (xi) statutory, common law or contractual liens of landlords for amounts which are not past due; and (xii) Liens described in Section 1.1 of the Company Disclosure Letter.
          “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.
          “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.
          “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

          “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.
          “Significant Subsidiary” shall mean each Subsidiary of the Company set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, or in any exhibit or schedule thereto.
          “Software” means computer software or firmware in any form, including but not limited to computer instructions, commands, programs, modules, routines, procedures, rules, libraries, macros, algorithms, tools, and scripts, and all documentation of or for any of the foregoing.
          “Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.
          “Superior Proposal” shall mean any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all reasonably available legal, financial and regulatory aspects of such Acquisition Proposal and the timing and likelihood of consummation of such Acquisition Transaction, would be more favorable to the Company Stockholders (in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement, taking into account all of the terms and conditions of such proposal and this Agreement, including any break-up fees, expense reimbursement or similar provisions; provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “more than twenty percent (20%)” in the definition of “Acquisition Transaction” shall be deemed to be references to “a majority,” and the reference to “eighty percent (80%)” in the definition of “Acquisition Transaction” shall be deemed to be a reference to “fifty percent (50%).”
          “Tax” shall mean any and all U.S. federal, state and local and non-U.S. taxes, including taxes, fees, duties, levies and other charges imposed by a taxing authority, including gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.
     1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acquisition Sub	Preamble
Agreement	Preamble
Alternate Financing	6.4(b)
Antitrust Approvals	8.1(c)
Assets	3.14
Capitalization Date	3.6(a)
Certificates	2.8(c)
Certificate of Merger	2.2
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.18(a)
Company	Preamble
Company Board Recommendation	5.3
Company Board Recommendation Change	5.3(a)
Company Disclosure Letter	Article III Preamble
Company Intellectual Property Agreements	3.15(b)
Company Plans	6.3(a)
Company SEC Reports	3.8
Company Securities	3.6(c)
Company Stockholder Meeting	5.4
Company Voting Agreements	Preamble
Company Voting Proposal	5.4
Comparable Plans	6.3(a)
Competing Acquisition Transaction	9.3(b)(i)
Confidentiality Agreement	7.7
Consent	3.5
D&O Insurance	6.1(c)
Debt Financing Letter	4.9(b)
Debt Financing	4.9(b)
Delaware Secretary of State	2.2
DGCL	Recitals
Dissenting Company Shares	2.7(e)(i)
Effective Time	2.2
Employee Plans	3.17(a)
Equity Financing	4.9(b)

Term	Section Reference
Equity Financing Letters	4.9(b)
ERISA Affiliate	3.17(a)
Exchange Fund	2.8(b)
Financing	4.9(b)
Financing Letters	4.9(b)
Guarantee	Preamble
Guarantor	Preamble
Indemnified Persons	6.1(a)
International Employee Plans	3.17(a)
Leased Real Property	3.13(b)
Leases	3.13(b)
Lender Related Parties	9.3(e)(ii)
Lender Related Party	9.3(e)(ii)
Marketing Period	6.4(d)
Material Contract	3.12(a)
Maximum Annual Premium	6.1(c)
Merger	2.1
Merger Consideration	2.7(a)
Most Recent Financial Statements	3.16(a)
New Debt Financing Letter	6.4(b)
New Plans	6.3(b)
Old Plans	6.3(b)
Option Consideration	2.7(g)
Other Required Company Filing	3.28(a)
Other Required Company Filings	3.28(a)
Owned Real Property	3.13(a)
Parent	Preamble
Parent Termination Fee	9.3(c)
Payment Agent	2.8(a)
Payment Trigger Date	9.3(b)(i)
Permits	3.19
Proxy Statement	3.28(a)
Purchase Plan	2.7(i)
Recommendation Change Notice	5.3(a)
Representatives	5.2(b)
Requisite Stockholder Approval	3.3(a)
Required Information	5.8
Stock-Based Award Consideration	2.7(f)
Subsidiary Securities	3.7(c)
Superior Proposal Notice	9.1(g)
Surviving Corporation	2.1
Tax Returns	3.16(a)

Term	Section Reference
Termination Date	9.1(b)
Transaction Expenses	9.3(a)
Uncertificated Shares	2.8(c)
     1.3 Certain Interpretations.
          (a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.
          (b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”
          (c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.
          (d) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.
          (e) Unless otherwise indicted, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.
          (f) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.
          (g) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
ARTICLE II
THE MERGER
     2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Acquisition Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”
     2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Acquisition Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Parent, Acquisition Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).
     2.3 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 1301 Avenue of the Americas, 40th Floor, New York, New York, on a date and at a time to be agreed upon by Parent, Acquisition Sub and the Company, which date shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the last to be satisfied of the conditions set forth in Article VIII, or at such other location, date and time as Parent, Acquisition Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”
     2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.
     2.5 Certificate of Incorporation and Bylaws.
          (a) Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.1(a), the certificate of incorporation of the Company shall be amended and restated in its entirety to read identically to the certificate of incorporation of Acquisition Sub, as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “infoGROUP Inc.”
          (b) Bylaws. At the Effective Time, subject to the provisions of Section 6.1(a), the bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.
     2.6 Directors and Officers.
          (a) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.
          (b) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.
     2.7 Effect on Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company, or the holders of any of the following securities, the following shall occur:
          (a) Company Common Stock. Each share of Company Common Stock that is outstanding immediately prior to the Effective Time (other than (i) shares of Company Common Stock owned by Parent, Acquisition Sub or the Company, or by any direct or indirect wholly-owned Subsidiary of Parent, Acquisition Sub or the Company, in each case immediately prior to the Effective Time, and (ii) any Dissenting Company Shares) shall be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $8.00 (the “Merger Consideration”), without interest thereon, upon the surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit, and, if required, the posting of a bond in a customary amount in the manner provided in Section 2.10).
          (b) Owned Company Common Stock. Each share of Company Common Stock owned by Parent, Acquisition Sub or the Company, or by any direct or indirect wholly-owned Subsidiary of Parent, Acquisition Sub or the Company, in each case immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.
          (c) Capital Stock of Acquisition Sub. Each share of common stock, par value $0.001 per share, of Acquisition Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Acquisition Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

          (d) Adjustment to the Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time; provided, however, nothing in this Section 2.7(d) will modify the Company’s obligations under Section 5.1.
          (e) Statutory Rights of Appraisal.
               (i) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly perfected their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 2.7. Such Company Stockholders shall be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.8.
               (ii) The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal rights under Delaware Law in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Company Shares.
          (f) Company Stock-Based Awards. Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the Effective Time, (i) each Company Stock-Based Award that remains outstanding as of immediately prior to the Effective Time shall become free of all restrictions and become fully vested and transferable, and (ii) each Company Stock-Based Award that remains outstanding as of immediately prior to the Effective Time shall be cancelled and converted into and shall become a right to receive an amount in cash (without interest), subject to applicable tax withholding, equal to the product obtained by multiplying (x) the aggregate number of shares or fractional shares of Company Common Stock represented by such Company Stock-Based Award (assuming full vesting of such Company Stock-Based Award), and (y) the Merger Consideration (the “Stock-Based Award Consideration”) with the aggregate amount of such payment rounded to the nearest whole cent. The Company shall take all actions necessary (including obtaining any required consents) to effect the transactions contemplated by this Section 2.7(f) under all Company Stock Plans and any other plan or arrangement of the Company, including delivering all notices and making any determinations and/or resolutions of the Company Board or a committee thereof. Promptly following the Closing, the Company shall pay to each holder of Company Stock-Based Awards the Stock-Based Award Consideration pursuant to this Section 2.7(f).
          (g) Company Options. Parent shall not assume any Company Options in connection with the Merger or any other transactions contemplated by this Agreement. Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the Effective Time, (i) the vesting of each Company Option that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full, and (ii) each Company Option that remains outstanding as of immediately prior to the Effective Time shall be cancelled and converted into and shall become a right to receive an amount in cash (without interest) subject to applicable tax withholding, equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time, and (y) the Merger Consideration, less the per share exercise price of such Company Option (the “Option Consideration”) (it being understood and agreed that such exercise price shall not actually be paid to the Company by the holder of a Company Option) with the aggregate amount of such payment rounded to the nearest whole cent. The Company shall take all actions necessary (including obtaining any required consents) to effect the transactions contemplated by this Section 2.7(g) under all Company Option agreements and any other plan or arrangement of the Company, including delivering all required notices and making any determinations and/or resolutions of the Company Board or a committee thereof. Promptly following the Closing, the Company shall pay to each holder of Company Options the Option Consideration pursuant to this Section 2.7(g).
          (h) From and after the Effective Time, each Company Stock-Based Award and each Company Option shall no longer represent the right to acquire Company Common Stock. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Stock-Based Awards or Company Options.
          (i) Employee Stock Purchase Plan. Prior to the Effective Time, the Company shall terminate its Employee Stock Purchase Plan (the “Purchase Plan”) in accordance with its terms. The Company shall (i) amend the Purchase Plan as appropriate to avoid the commencement of any new offering of options to purchase Company Common Stock thereunder at or after the date of this Agreement and prior to the Effective Time and (ii) provide any necessary notices to participants of the Purchase Plan.
     2.8 Exchange of Certificates.
          (a) Payment Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”).
          (b) Exchange Fund. At the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, for payment to the holders of shares of Company Common Stock pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which holders of Company Common Stock and holders of Company Stock-Based Awards and Company Options become entitled under this Article II. Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America (such cash amount being referred to herein as the “Exchange Fund”). Any interest and other income resulting from such investments shall be paid to the Surviving Corporation. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by this Article II, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Payment Agent to make such payments contemplated by this Article II.
          (c) Payment Procedures. Promptly following the Effective Time, Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares) and (ii) uncertificated shares of Company Common Stock (other than Owned Company Shares) (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7 (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent), and/or (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such

Certificate that were converted into the right to receive the Merger Consideration pursuant to Section 2.7, by (y) the Merger Consideration (less any applicable withholding taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.7, by (y) the Merger Consideration (less any applicable withholding taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. The Payment Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.8. Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.
          (d) Transfers of Ownership. In the event that a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other similar Taxes have been paid or are otherwise not payable.
          (e) Required Withholding. Each of the Payment Agent, Parent, the Surviving Corporation and their respective agents shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Stock-Based Awards and Company Options such amounts as may be required to be deducted or withheld therefrom under United States federal or state, local or foreign Tax Laws. To the extent that such amounts are so deducted or withheld and timely paid over to the appropriate Government Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

          (f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Certificates or Uncertificated Shares pursuant to the provisions of this Article II.
     2.9 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company Common Stock. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the records of the Company or the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.
     2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Payment Agent or reasonably requested by the Surviving Corporation, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate (and such affidavit of loss shall not be deemed effective without the posting of such bond if required hereunder), the Payment Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to Section 2.7.

     2.11 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Acquisition Sub, the directors and officers of the Company and Acquisition Sub shall take all such lawful and necessary action.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except (i) as set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”), or (ii) as disclosed in reasonable detail in the Company SEC Reports filed by the Company with the SEC between December 31, 2008 and the date hereof (other than in any “risk factor” section, any disclosures in any section designated as relating to forward looking statements or any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature), the Company hereby represents and warrants to Parent and Acquisition Sub as follows:
     3.1 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under Delaware Law, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of the certificates of incorporation and bylaws, as amended to date, of the Company. The Company is not in violation of its certificate of incorporation or bylaws.
     3.2 Corporate Power; Enforceability; Approval. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, subject to obtaining the Requisite Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby, other than obtaining the Requisite Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.
     3.3 Requisite Stockholder Approval.
          (a) The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Stockholder Approval”), is the only vote of the holders of any class or series of Company Capital Stock that is necessary under applicable Law and the Company’s certificate of incorporation and bylaws to adopt this Agreement and consummate the Merger.
          (b) The Company Board has (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and declared advisable this Agreement, the Merger and the Voting Agreement and the other transactions contemplated hereby and thereby and (ii) the Company Board has approved this Agreement and the Merger and the other transactions contemplated hereby and has resolved, subject to Section 5.3, to recommend adoption of this Agreement and the Merger and the other transactions contemplated hereby to the holders of Company Common Stock. The Company Board has directed that this Agreement be submitted to the holders of Company Common Stock for their adoption.
     3.4 Non-Contravention. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the certificate of incorporation or bylaws of the Company, (b) subject to obtaining such Consents set forth in Section 3.4(b) of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or any other event which with or without notice or lapse of time or both would become a default) under, or result in the termination or cancellation of or the loss of a material benefit under, or accelerate the performance required by, or result in a right of termination, modification or acceleration under, any Material Contract, (c) assuming the Consents referred to in Section 3.4(b) are obtained or made and subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not have, individually or in the aggregate, a Company Material Adverse Effect.
     3.5 Required Governmental Approvals. No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being referred to herein as a “Consent”), any Governmental Authority is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except (a) the filing and recordation of the

Certificate of Merger with the Delaware Secretary of State and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) Consents required under, and compliance with any other applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; (d) the applicable requirements of Nasdaq; and (e) such other Consents, set forth in Section 3.5(e) of the Company Disclosure Letter, the failure of which to obtain would not have, and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     3.6 Company Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 295,000,000 shares of Company Common Stock, and (ii) 5,000,000 shares of Company Preferred Stock, of which 250,000 shares have been designated Series A Participating Preferred Stock. As of the close of business in New York City on March 1, 2010 (the “Capitalization Date”): (A) 57,903,615 shares of Company Common Stock were issued and outstanding, of which 0 shares are unvested restricted stock subject to a right of repurchase by the Company, (B) no shares of Company Preferred Stock were issued and outstanding, and (C) no shares of Company Capital Stock were held by the Company as treasury shares. In addition to the 57,903,615 outstanding shares as of the Capitalization Date, the Company is obligated to issue 40,389 shares as a contribution match under the infoUSA 401(k) plan (which is comprised of 11,861 shares for the February 19, 2010 payroll date, 15,575 shares for the February 26, 2010 bonus payment and 12,953 shares for the March 5, 2010 payroll date). 57,944,004 shares of Company Common Stock will be outstanding after these further issuances. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights. Since the Capitalization Date, the Company has not issued any shares of Company Capital Stock other than pursuant to the exercise of Stock Options granted under a Company Stock Plan.
          (b) As of the close of business on the Capitalization Date, there were 3,622,106 shares of Company Common Stock reserved for future issuance under the Company Stock Plans. As of the close of business on the Capitalization Date, there were outstanding Company Options to purchase 527,500 shares of Company Common Stock and there were outstanding Company Stock-Based Awards covering 596,223 shares of Company Common Stock and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options or Company Stock-Based Awards, other than as permitted by Section 5.1(b). There are no awards outstanding pursuant to the Company Stock Plans other than Company Options and Company Stock-Based Awards. Immediately prior to the Effective Time, each Company Stock-Based Award and each Company Option that is outstanding shall be cancelled and converted in accordance with the terms of this Agreement and from and after the Effective Time there shall be no Company Stock-Based Awards or Company Options remaining outstanding.

          (c) Except as set forth in this Section 3.6, there are (i) no issued or outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding subscriptions, options, warrants, rights, calls or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, transfer or sell any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, option, warrant, right, call, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Stock-Based Awards pursuant to the terms of Company Stock Plans.
          (d) Except for the Company Rights Plan, neither the Company nor any of its Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company.
          (e) Section 3.6(e) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all holders of outstanding Company Stock-Based Awards and Company Options, including, with respect to each holder thereof, (i) the exercise price per underlying share, if applicable, (ii) the term of each such Company Option, (iii) whether such Company Option is a nonqualified stock option or incentive stock option, and (iv) whether the optionee or award holder is an employee of the Company on the date of this Agreement. Prior to the date hereof, the Company has provided to Parent a copy of each form of award agreement that evidences the grant of Company Options and Company Stock-Based Awards, and, to the extent that any award has been granted that is evidenced by an award agreement that deviates from such form, the Company has provided to Parent a copy of such award agreement.
          (f) Except for in connection with Company Stock-Based Awards, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for Company Securities having the right to vote) with the stockholders of the Company on any matter.

     3.7 Subsidiaries.
          (a) Section 3.7(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization and schedule of stockholders of each Subsidiary of the Company. Each of the Company’s Significant Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Significant Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of the Company’s Significant Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of the certificates of incorporation and bylaws or other constituent documents, as amended to date, of the Company’s Significant Subsidiaries. None of the Company’s Significant Subsidiaries is in material violation of its certificate of incorporation, bylaws or other applicable constituent documents.
          (b) All of the outstanding capital stock of, or other equity or voting interest in, each Significant Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Significant Subsidiary’s business as presently conducted.
          (c) There are no outstanding (i) securities of the Company or any of its Significant Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Significant Subsidiary of the Company, (ii) subscriptions, options, warrants, rights, calls or other commitments or agreements to acquire from the Company or any of its Significant Subsidiaries, or that obligate the Company or any of its Significant Subsidiaries to issue, transfer or sell any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Significant Subsidiary of the Company, (iii) obligations of the Company or any of its Significant Subsidiaries to grant, extend or enter into any subscription, warrant, option, right, call convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Significant Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Significant Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its

Significant Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company. Neither the Company nor any of its Significant Subsidiaries is a party to any Contract which obligate the Company or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.
     3.8 Company SEC Reports. Since December 31, 2008, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it under applicable Laws prior to the date hereof, and the Company will timely file prior to the Effective Time all forms, reports and documents with the SEC that are required to be filed by it under applicable Laws prior to such time (all such forms, reports and documents, together with all exhibits and schedules thereto, the “Company SEC Reports”). As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of the last such amendment or superseding filing), (a) each Company SEC Report complied, or will comply, as the case may be, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date such Company SEC Report was, or will be, filed, and (b) each Company SEC Report did not, and will not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. True and correct copies of all Company SEC Reports filed prior to the date hereof have been furnished to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. The Company has delivered or made available to Parent complete and correct copies of all material correspondence between the SEC, on the one hand, and the Company, on the other hand, occurring since December 31, 2008. There are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports. Except as disclosed on Section 3.8 of the Company Disclosure Letter, to the Knowledge of the Company, as of the date hereof, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. None of the Company’s Subsidiaries is required to file any forms, reports, registrations, statements or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. Since the enactment of the Sarbanes-Oxley Act, the Company and each of its officers, and, to the Knowledge of the Company each of its directors, have been and are in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder and (B) the applicable listing and corporate governance rules and regulations of Nasdaq.

     3.9 Company Financial Statements.
          (a) The consolidated financial statements (including all related notes and schedules thereto) of the Company and its Subsidiaries filed with the Company SEC Reports have been or will be, as the case may be, prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q), and fairly present in all material respects, or will fairly present in all material respects, as the case may be, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended. Since December 31, 2008, there has not been any material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described therein or in the notes thereto.
          (b) The Company and its Subsidiaries maintain disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act) that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all material information concerning the Company (including its Subsidiaries) is made known on a timely basis to the chief executive officer and the chief financial officer of the Company by others within those entities. To the Knowledge of the Company, there has not been any fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
          (c) The Company maintains a system of internal accounting controls (as such term is defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
          (d) Except as disclosed on Section 3.9(d) of the Company Disclosure Letter, since December 31, 2008, the Company has not identified or been made aware of any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and its Subsidiaries on a consolidated basis.
          (e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract or arrangement relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K under the Securities Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Company’s consolidated financial statements.
     3.10 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, whether or not accrued, absolute, contingent or otherwise and whether due or to become due other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the most recent Company SEC Report filed prior to the date of this Agreement, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since December 31, 2008 in the ordinary course of business consistent with past practice, and (d) Liabilities that are not, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.
     3.11 Absence of Certain Changes.
          (a) Since September 30, 2009 through the date hereof, except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Significant Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred, and there does not exist, any facts or Changes that have had or are reasonably likely to result in a Company Material Adverse Effect.
          (b) Except as disclosed on Section 3.11(b) of the Company Disclosure Letter, since September 30, 2009 through the date hereof, the Company has not taken any action that would be prohibited by Section 5.1(b) if proposed to be taken after the date hereof.
     3.12 Material Contracts.
          (a) For all purposes of and under this Agreement, a “Material Contract” shall mean:
               (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
               (ii) any employment or consulting Contract (in each case, under which the Company has continuing obligations as of the date hereof) that carries an aggregate annual base salary and target bonus in excess of $300,000;
               (iii) any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material

Company Intellectual Property or to compete with any Person in any line of business or in any location, or (B) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies, or to exploit any material tangible or intangible property or assets, in each case other than any such Contracts that (x) may be cancelled without material liability (including the payment of money) to the Company or its Subsidiaries upon notice of ninety (90) days or less or (y) are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole;
               (iv) any Contract entered into after September 30, 2009 (A) relating to the license, disposition or acquisition (directly or indirectly) by the Company or any of its Subsidiaries of a material amount of assets other than in the ordinary course of business, (B) pursuant to which the Company or any of its Significant Subsidiaries will acquire any material interest in any other Person or other business enterprise other than the Company’s Subsidiaries, or (C) for the acquisition or disposition of any business containing any profit sharing arrangements or “earn-out” arrangements, indemnification obligations or other contingent payment obligations, in each case in excess of $500,000;
               (v) any Company Intellectual Property Agreements set forth in Section 3.15(b) of the Company Disclosure Letter;
               (vi) any material mortgage, indenture, financial guarantee (other than guarantees by the Company or any wholly-owned Subsidiary of the obligations of the Company or another wholly-owned Subsidiary of the Company), loan or credit agreement, security agreement or other Contract relating to the borrowing of money or extension of credit, other than accounts receivable and payable in the ordinary course of business;
               (vii) Contract that requires the payment by the Company or any of its Subsidiaries of more than $500,000 annually;
               (viii) Contract other than an acquisition subject to clause (iv) above, obligating the Company to make any capital commitment or expenditure (including pursuant to any joint venture) in excess of $500,000; and
               (ix) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (viii) above.
          (b) Section 3.12(b) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement. As of the date hereof, true and complete copies of all Material Contracts as amended (including all exhibits and schedules thereto) have been (i) publicly filed with the SEC or (ii) made available to Parent.

          (c) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity, and neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not have, individually or in the aggregate, a Company Material Adverse Effect.
     3.13 Real Property.
          (a) Section 3.13(a) of the Company Disclosure Letter contains a complete and accurate list of all of the real property owned (the “Owned Real Property”) by the Company and its Subsidiaries. The Company and/or its Subsidiaries have good and valid fee simple title to the Owned Real Property free and clear of all Liens other than Permitted Liens, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Section 3.13(b) of the Company Disclosure Letter contains a complete and accurate list of all of the existing material leases, subleases or other agreements, including all material modifications and amendments (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property in excess of 5,000 square feet (such property, the “Leased Real Property”). The Company and/or its Subsidiaries have and own valid leasehold estates in the Leased Real Property, free and clear of all Liens other than Permitted Liens, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.
          (c) Section 3.13(c) of the Company Disclosure Letter contains a complete and accurate list of all of the existing Leases granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any material portion of the Leased Real Property.
          (d) All of the Leases set forth in Section 3.13(b) or Section 3.13(c) of the Company Disclosure Letter are each in full force and effect and neither the Company nor any of its Subsidiaries is in breach of or default under, or has received written notice of any breach of or default under, any material Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries or any other party thereto, except in each case, for such breaches or defaults that would not have, individually or in the aggregate, a Company Material Adverse Effect.

     3.14 Personal Property and Assets. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Significant Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted, and the Company and its Significant Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens.
     3.15 Intellectual Property.
          (a) Section 3.15(a) of the Company Disclosure Letter contains a complete and accurate list of the following Owned Company Intellectual Property: (i) all registered Trademarks and applications therefor; (ii) all Patents that are fundamental to the business of the Company and its Subsidiaries; and (iii) all registered Copyrights, in each case listing, as applicable, (A) the name of the applicant/registrant and current owner, (B) the jurisdiction where the application/registration is located and (C) the application or registration number. Section 3.15(a) of the Company Disclosure Letter also contains a complete and accurate list of all top-level Domain Names that are Owned Company Intellectual Property. To the Knowledge of the Company, all such Owned Company Intellectual Property is valid and enforceable, except as have not had and would not reasonably be expected to have a Company Material Adverse Effect.
          (b) Section 3.15(b) of the Company Disclosure Letter contains a complete and accurate list of all material Contracts as of the date hereof (i) under which the Company or any of its Subsidiaries uses or has the right to use any Licensed Company Intellectual Property, other than licenses and related services agreements for commercially available software or (ii) under which the Company or any of its Subsidiaries has licensed to others the right to use any Company Intellectual Property or Company Intellectual Property Rights, other than non-exclusive customer, developer and reseller licenses and other agreements entered into in the ordinary course of business, in each case specifying the parties to the agreement (such listed Contracts, the “Company Intellectual Property Agreements”). Neither the Company nor, to the Knowledge of the Company, any third party to any Company Intellectual Property Agreements is in material breach thereof, except where such breach would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no pending disputes regarding the scope of such Company Intellectual Property Agreements, performance under the Company Intellectual Property Agreements, or with respect to payments made or received under such Company Intellectual Property Agreements, except for disputes that will not, individually or in the aggregate, give rise to a Company Material Adverse Effect.
          (c) To the Knowledge of the Company, the Company and its Subsidiaries own or possess sufficient legal rights to use all Intellectual Property and Intellectual Property Rights necessary for the conduct of the business of the Company and its Subsidiaries. The Company and its Subsidiaries exclusively own all right, title and interest in the Owned Company Intellectual Property, free and clear of all Liens other than (i) Permitted Liens,

(ii) encumbrances, restrictions or other obligations arising under any of the Company Intellectual Property Agreements, and (iii) Liens that would not have, individually or in the aggregate, a Company Material Adverse Effect. All Licensed Company Intellectual Property is used by the Company and its Subsidiaries pursuant to written agreement, except where the lack of written agreement will not, individually or in the aggregate, give rise to a Company Material Adverse Effect.
          (d) Except as disclosed on Section 3.15(d) of the Company Disclosure Letter, the Company and each of its Subsidiaries has taken reasonable and appropriate steps to protect and preserve the confidentiality of the Trade Secrets that comprise any part of the Company Intellectual Property, and to the Knowledge of the Company, there are no unauthorized uses, disclosures or infringements of any such Trade Secrets by any Person, except where such use, disclosure or infringement would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, all use and disclosure by the Company or any of its Subsidiaries of Trade Secrets owned by another Person have been pursuant to the terms of a written agreement with such Person or was otherwise lawful, except to the extent that any use or disclosure of any Trade Secret owned by another Person that was not done in accordance with a written agreement has not and would not give rise to a Company Material Adverse Effect. Without limiting the foregoing, the Company has a policy requiring employees and certain consultants and contractors to execute a confidentiality and assignment agreement substantially in the Company’s standard form previously provided to Parent. The Company and its Subsidiaries have enforced such policy, except where any failure to enforce would not give rise to, individually or in the aggregate, a Company Material Adverse Effect.
          (e) To the Knowledge of the Company, none of the Company or any of its Subsidiaries or any of its or their current products or services or other operation of the Company’s or its Subsidiaries’ business has infringed upon or otherwise violated, or is infringing upon or otherwise violating, in any respect the Intellectual Property Rights of any third party, except where such infringement did not and would not have, individually or in the aggregate, a Company Material Adverse Effect.
          (f) Except as disclosed on Section 3.15(f) of the Company Disclosure Letter, as of the date hereof, there is no suit, claim, action, investigation or proceeding made, conducted or brought by a third party that has been served upon or, to the Knowledge of the Company, filed or threatened with respect to, and the Company and its Subsidiaries have not been notified in writing of, any alleged infringement or other violation in any material respect by the Company or any of its Subsidiaries or any of its or their current products or services or other operation of the Company’s or its Subsidiaries’ business of the Intellectual Property Rights of such third party. As of the date hereof, to the Knowledge of the Company, there is no pending or threatened claim challenging the validity or enforceability of, or contesting the Company’s or any of its Subsidiaries’ rights with respect to, any of the Company Intellectual Property. As of the date of this Agreement, to the Knowledge of the Company, the Company and its Significant Subsidiaries are not subject to any Order that restricts or impairs the use of any material Company Intellectual

Property or material Intellectual Property Rights, other than restrictions or impairments that would not have, individually or in the aggregate, a Company Material Adverse Effect.
          (g) To the Knowledge of the Company, no third party is infringing or otherwise violating any Owned Company Intellectual Property. None of the Company or any of its Subsidiaries has filed or threatened any suit, claim, action, investigation or proceeding against a third party with respect to any infringement or other violation of the Owned Company Intellectual Property.
          (h) Except as disclosed on Section 3.15(h) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in (i) the Company or its Subsidiaries granting to any third party any rights or licenses to any Intellectual Property or Intellectual Property Rights, (ii) any right of termination or cancellation under any Company Intellectual Property Agreement, or (iii) the imposition of any Lien on any Owned Company Intellectual Property, except where any of the foregoing (in clauses (i) through (iii)) would not have a Company Material Adverse Effect.
          (i) The Company and its Subsidiaries maintain policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance with all applicable Laws. To the Knowledge of the Company, there have been no security breaches relating to, violations of any security policy regarding or any unauthorized access of any data used in the business of Company or its Subsidiaries. The use and dissemination of any and all data and information concerning individuals by their businesses is in compliance in all material respects with all applicable privacy policies, terms of use, and laws. The transactions contemplated to be consummated hereunder will not violate in any material respect any privacy policy, terms of use, or Laws relating to the use, dissemination, or transfer of any such data or information.
          (j) No federal, state, local or other governmental entity nor any university, college, or academic institution has material rights in any material Owned Company Intellectual Property other than pursuant to a valid, nonexclusive license granted by the Company or any of its Subsidiaries.
     3.16 Tax Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:
          (a) The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all U.S. federal, state, local and non-U.S. returns, estimates, claims for refund, information statements and reports or other similar documents (including amendments thereof, and schedules or attachments thereto) required by any Governmental Authority to be filed with respect to Taxes (“Tax Returns”), and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws, and (ii) have paid, or have adequately reserved (in accordance with GAAP) on the Most

Recent Financial Statements (as defined below) for the payment of, all Taxes required to be paid. The most recent financial statements contained in the Company SEC Reports (the “Most Recent Financial Statements”) reflect a reserve in accordance with GAAP for all Taxes due or payable by the Company and its Subsidiaries through the date of such financial statements, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the Balance Sheet Date other than in the ordinary course of business. No deficiencies for any Taxes have been asserted, assessed, or proposed in writing against the Company or any of its Subsidiaries that are not reserved for in accordance with GAAP, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax. There are no Liens for Taxes (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries. No extensions or waivers of statutes of limitation have been granted or requested with respect to any Taxes of the Company or any of its Subsidiaries other than any such extension resulting from a valid extension of the time for filing a Tax Return.
          (b) The Company and each of its Subsidiaries have timely paid or withheld with respect to their employees (and paid over any amounts withheld to the appropriate Taxing authority) all U.S. federal and state income taxes, Federal Insurance Contribution Act amounts, Federal Unemployment Tax Act amounts and other similar Taxes required to be paid or withheld and is in material compliance with applicable withholding Tax Laws with respect to such amounts.
          (c) Except as disclosed on Section 3.16(c) of the Company Disclosure Letter, no audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.
          (d) The Company is not, nor has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.
          (e) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.
          (f) Neither the Company nor any of its Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2).

          (g) Neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company), (ii) ever been a party to any Tax sharing, indemnification or allocation agreement (other than any such agreement with customers, vendors or real property lessors, the principal purpose of which is not to address Tax matters), nor does the Company or any of its Subsidiaries owe any amount under any such agreement or (iii) any liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or non-U.S. law, including any arrangement for group or consortium relief or similar arrangement) or otherwise as a result of being a member of an affiliated, combined, consolidated or unitary group, as a transferee or successor, by contract, or otherwise. Neither the Company nor any of its Subsidiaries has received a written assertion from any Person (other than any Governmental Authority) that any Taxes are owed by the Company or any of its Subsidiaries.
          (h) Neither the Company nor any of its Subsidiaries is required to include in income for any period after the Closing Date any adjustment pursuant to Section 481(a) of the Code (and any analogous provision of state, local or foreign tax law), or otherwise any income resulting from a change in method of accounting made prior to the Closing, no such adjustment has been proposed in writing by the Internal Revenue Service (or other taxing authority) and no pending request for permission to change any accounting method has been submitted in writing by the Company nor any of its Subsidiaries.
          (i) Each of the Company and its Subsidiaries has made available to Parent true, correct and complete copies of all material Tax Returns of the Company and its Subsidiaries filed since December 31, 2005, any and all accounting work papers with respect to compliance with the Financial Accounting Standards Board’s Interpretation 48 (Accounting for Uncertainty in Income Taxes), and any material private letter rulings, closing agreements, settlement agreements, tax opinions, examination reports, and statements of deficiencies received from any Governmental Authority by the Company or any of its Subsidiaries relating to Taxes. All material Tax Returns with respect to any taxable period ending on or prior to December 31, 2004 and including the Company or any of its Subsidiaries are closed, except to the extent any such period remains open solely because of the carryforward or carryback of net operating losses or other tax assets attributable to such period.
          (j) Neither the Company nor any of its Subsidiaries has any income or gain reportable for a taxable period ending after the Closing Date but attributable to (i) an installment sale or open transaction disposition occurring in, or (ii) any prepaid amount received in and accounted differently for GAAP and Tax for, a taxable period beginning on or prior to the Closing Date.
     3.17 Employee Plans.
          (a) Section 3.17(a)(i) and Section 3.17(a)(ii) of the Company Disclosure Letter, respectively, set forth a complete and accurate list of each material (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) other employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreement, contracts, policies or binding arrangements (whether or not in writing currently maintained) maintained or contributed to for the benefit of to any current or former employee or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which the Company or any of its Subsidiaries has any current material Liability (the “Employee Plans”). With respect to each Employee Plan, to the extent applicable the Company has made available to Parent complete and accurate copies of (A) the three most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (E) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Authority relating to any compliance issues in respect of any such Employee Plan; and (F) with respect to each material Employee Plan that is maintained in any non-U.S. jurisdiction (the “International Employee Plans”), to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (y) any document comparable to the determination letter reference under clause (B) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable tax treatment.
          (b) Except as disclosed on Section 3.17(b) of the Company Disclosure Letter, no plan currently or in the past maintained, sponsored, contributed to or required to be contributed to by the Company, any of its Subsidiaries, or any of their respective current or former ERISA Affiliates is or ever in the past was (1) a “defined benefit plan” (as defined in Section 414 of the Code), (2) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (3) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (1), (2) or (3) whether or not subject to ERISA), (4) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA or (5) a plan described in Section 413 of the Code.
          (c) Except as disclosed on Section 3.17(c) of the Company Disclosure Letter, each Employee Plan has been maintained, operated and administered in material compliance with its terms and with all applicable Law and Collective Bargaining Agreements, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Employee Plans have been timely made or accrued in all material respects. Each Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified and either: (i) has obtained a currently effective favorable determination notification, advisory and/or opinion letter, as applicable, as to its qualified status (or the qualified status of the master or prototype form on which it is established) from the IRS covering the amendments to the Code effected by the Tax Reform Act of 1986 and all subsequent legislation for which the IRS will currently issue such a letter, and no amendment to such Employee Plan has been adopted since the date of such letter covering such Employee Plan that would adversely affect such favorable determination; or (ii) still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination.
          (d) With respect to each Employee Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (i) such plan has been operated since January 1, 2005 in material compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any Tax, interest or penalty thereunder; (ii) the document or documents that evidence each such plan have conformed in all material respects to the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code since December 31, 2008; and (iii) as to any such plan in existence prior to January 1, 2005 and not subject to Section 409A of the Code, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004. No Company Option is subject to any Tax, penalty or interest under Section 409A of the Code.
          (e) Except as disclosed on Section 3.17(e) of the Company Disclosure Letter, as of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the Internal Revenue Service, Department of Labor or other Governmental Authority with respect to any Employee Plan.
          (f) None of the Company, any of its Subsidiaries, or to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

          (g) Except as disclosed on Section 3.17(g) of the Company Disclosure Letter, no Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA provides, or reflects or represents any liability to provide benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law.
          (h) Except as set forth in Section 3.17(h) of the Company Disclosure Letter neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (A) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.
          (i) Except as required by applicable Law or this Agreement, no condition or term under any relevant Employee Plan exists which would prevent Parent or the Surviving Corporation or any of its Subsidiaries from terminating or amending any Employee Plan without liability to Parent or the Surviving Corporation or any of its Subsidiaries (other than ordinary administration expenses or routine claims for benefits).
          (j) Except as required by applicable Law, neither the Company nor any of its Subsidiaries has any plan or commitment to amend or establish any new Employee Plan or to increase any benefits under any Employee Plan, or to maintain any such benefits or the level of any such benefits generally for any period.
          (k) No deduction for federal income tax purposes has been nor is any such deduction expected by the Company to be disallowed for remuneration paid by the Company or any of its Subsidiaries by reason of Section 162(m) or 280G of the Code, including by reason of the transactions contemplated hereby.
          (l) (A) all International Employee Plans have been established, maintained and administered in compliance in all material respects with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling Governmental Authority, (B) all International Employee Plans that are required to be funded are fully funded, and with respect to all other International Employee Plans, adequate reserves therefor have been established on the Closing Statement, and (C) no material Liability of the Company or its Subsidiaries exists with respect to such International Employee Plans that has not been disclosed on Section 3.17(l) of the Company Disclosure Letter.
     3.18 Labor Matters.
          (a) Except as set forth on Section 3.18(a) of the Company Disclosure Letter, except as would not have a Company Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”), (ii) to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries; (iii) no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries, (iv) there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any of its Subsidiary.
          (b) Except as set forth on Section 3.18(b) of the Company Disclosure Letter, the Company and its Subsidiaries have complied with applicable Laws and Orders with respect to employment and employment practices (including applicable laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and collective bargaining), except for such noncompliance as has not had and would not, individual or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any Liabilities under the Worker Adjustment and Retraining Notification Act (or any similar state or local statute, rule or regulation) as a result of any action taken by the Company (other than as a result of any of the transactions contemplated by this Agreement).
          (c) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have withheld all amounts required by applicable Law to be withheld from the wages, salaries, and other payments to employees, and are not, to the Knowledge of the Company, liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).
     3.19 Permits. The Company and its Significant Subsidiaries are in possession of, and are in compliance with the terms of, all permits, licenses, authorizations, consents, approvals, grants, easements, variances, exceptions, certificates, orders and franchises from Governmental Authorities required to conduct their businesses as currently conducted and to own, lease or operate their respective properties and assets (“Permits”), all such Permits are in full force and effect and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
     3.20 Compliance with Laws. Except as disclosed on Section 3.20 of the Company Disclosure Letter, the Company and each of its Subsidiaries is, and since December 31, 2007 has been, in compliance with and is not in default under or in violation of any Law applicable to the Company and its Subsidiaries (including the Foreign Corrupt Practice Act of 1977 (15 U.S.C.

§§78dd-1, et seq.) and any comparable foreign law or statute), except for such violations or noncompliance that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as disclosed on Section 3.20 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any notices, complaints or written communication since December 31, 2007 from any Governmental Authority or any other Person that alleges that the Company or any of its Subsidiaries is not in compliance in any respect with any applicable Law in any material respect, nor been subject to any investigation or inspection in connection therewith.
     3.21 Environmental Matters. Except for such matters as would not have, individually or in the aggregate, a Company Material Adverse Effect:
          (a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as presently conducted.
          (b) Neither the Company nor any of its Subsidiaries has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of any Hazardous Substances, except in compliance with applicable Environmental Laws, at any property that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased.
          (c) Neither Company nor any of its Subsidiaries has exposed any employee or any third party to Hazardous Substances in violation of any Environmental Law.
          (d) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending, or to the Knowledge of the Company threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order or agreement by or with any Governmental Authority or third party imposing any material liability or obligation with respect to any of the foregoing.
     3.22 Litigation. Except as disclosed on Section 3.22 of the Company Disclosure Letter, since December 31, 2008 there has not been any, Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries that (i) seeks material injunctive relief, (ii) seeks to impose any legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement, or (iii) would have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is, and since December 31, 2008 has been, subject to any outstanding Order that would have, individually or in the aggregate, a Company Material Adverse Effect.
     3.23 Insurance. Except as disclosed on Section 3.23 of the Company Disclosure Letter, the Company and its Significant Subsidiaries have all material policies of insurance covering the Company, its Significant Subsidiaries or any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operation of its business (and is sufficient to comply with applicable Law). All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.
     3.24 Related Party Transactions. Except as disclosed on Section 3.24 of the Company Disclosure Letter and except for indemnification, compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any current or former director or officer or any of such director’s or officer’s immediate family members) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders. The Company has delivered or made available to Parent copies of each material Contract or other relevant material documentation available as of the date hereof relating to any transaction, agreement, arrangement or understanding contemplated by Section 3.24.
     3.25 Brokers. Except for Evercore Group L.L.C., there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.
     3.26 Opinion of Financial Advisor. The Company Board has received the opinion of Evercore Group L.L.C., financial advisor to the Company, to the effect that, as of the date of such opinion, and subject to and based upon the various qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders (other than Parent and its

Affiliates) of Company Common Stock in the Merger is fair from a financial point of view to such holders.
     3.27 State Anti-Takeover Statutes. Assuming that the representations of Parent and Acquisition Sub set forth in Section 4.7 are accurate, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to this Agreement, the Merger and the other transactions contemplated hereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger or the other transactions contemplated hereby.
     3.28 Proxy Statement and Other Required Company Filings.
          (a) The proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the Company Stockholders in connection with the solicitation of proxies for use at the Company Stockholder Meeting (collectively, as amended or supplemented, the “Proxy Statement”), as well as any other document that is required to be filed by the Company with the SEC in connection with the Company Stockholder Meeting and the solicitation of proxies for use thereat (each, an “Other Required Company Filing” and collectively, the “Other Required Company Filings”) will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws. The Proxy Statement will not contain any statement which, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company Stockholder Meeting, and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Acquisition Sub or any of their directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement. None of the Other Required Company Filings will contain any statement which, when filed with the SEC, and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Acquisition Sub or any of their respective directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Company Filings.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT AND ACQUISITION SUB
     Parent and Acquisition Sub hereby represent and warrant to the Company as follows:
     4.1 Organization; Good Standing. Each of Parent and Acquisition Sub is a corporation duly organized, validly existing and in good standing under Delaware Law and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Acquisition Sub is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Acquisition Sub to perform their respective covenants and obligations hereunder. Parent has delivered or made available to the Company complete and correct copies of the certificates of incorporation and bylaws or other constituent documents, as amended to date, of Parent and Acquisition Sub.
     4.2 Corporate Power; Enforceability. Each of Parent and Acquisition Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Acquisition Sub of this Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Acquisition Sub, and no additional corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize the execution and delivery by Parent and Acquisition Sub of this Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder or the consummation by Parent and Acquisition Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Acquisition Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each of Parent and Acquisition Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.
     4.3 Non-Contravention. The execution and delivery by Parent and Acquisition Sub of this Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the certificates of incorporation or bylaws of Parent or Acquisition Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or any other event which with or without notice or lapse of time or both would become a default) under, or result in the termination or cancellation of, or the lapse of a material benefit under or accelerate the performance required by, or result in a right of termination, modification or acceleration under, any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Acquisition Sub is a party, (c) assuming the Consents referred to in Section 3.3(a) are obtained or made, violate or conflict with any Law or Order applicable to Parent or Acquisition Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Acquisition Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Acquisition Sub to perform their respective covenants and obligations hereunder.
     4.4 Required Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent or Acquisition Sub in connection with the execution and delivery by Parent and Acquisition Sub of this Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby, except (a) the filing and recordation of the Certificate of Merger with the Delaware Secretary of State and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) Consents required under, and compliance with any other applicable requirements of the HSR Act and any applicable foreign Antitrust Laws, and (d) such other Consents, the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Acquisition Sub to perform their respective covenants and obligations hereunder.
     4.5 Litigation There are no Legal Proceedings pending or, to the knowledge of Parent, threatened against or affecting Parent or Acquisition Sub or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Acquisition Sub to perform their respective covenants and obligations hereunder. Neither Parent nor Acquisition Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Acquisition Sub to perform their respective covenants and obligations hereunder.
     4.6 Proxy Statement and Other Required Company Filings. The information supplied by Parent, Acquisition Sub or any of their directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any statement which, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company Stockholder Meeting, and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading. The information supplied by Parent, Acquisition Sub or any of their directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Company Filings will not contain any statement which, at the time the applicable Other Required Company Filing is filed with the SEC, and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.
     4.7 Ownership of Company Capital Stock. Neither Parent nor Acquisition Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).
     4.8 Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition Sub.
     4.9 Financing.
          (a) Assuming the accuracy of the representations and warranties set forth in Article III and performance by the Company of its obligations under this Agreement, the amount of funds contemplated to be provided pursuant to the Financing Letters (as defined below), together with Company cash and cash equivalents, are expected as of the date hereof to be sufficient, if funded, to (A) pay the aggregate Merger Consideration and any repayment or refinancing of Indebtedness contemplated by this Agreement or the Financing Letters, (B) pay any and all fees and expenses required to be paid by Parent, Acquisition Sub and the Surviving Corporation in connection with the Merger and the Financing, and (C) satisfy all of the other payment obligations of Parent, Acquisition Sub and the Surviving Corporation contemplated hereunder.
          (b) Parent has delivered to the Company a true, complete and correct copy of (A) the executed commitment letters, dated as of March 8, 2010, among Acquisition Sub, CCMP Capital Investors II, L.P. and CCMP Capital Investors (Cayman) II, L.P. (the “Equity Financing Letters”), pursuant to which investors party thereto have committed severally and not jointly and, subject to the terms and conditions thereof, to invest the cash amounts set forth therein (the “Equity Financing”) and (B) the executed commitment letter, dated as of March 8, 2010, among Parent, Acquisition Sub, Bank of America, N.A. and Banc of America Securities LLC (as the same may be amended or replaced and including any executed commitment letter for the issuance of any mezzanine notes in substitution of portions of the commitments thereunder or any executed commitment letter for Alternate Financing, in each case, pursuant to Section 6.4, the “Debt Financing Letter” and, together with the Equity Financing Letter, the “Financing Letters”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”).
          (c) The Financing Letters are (A) legal, valid and binding obligations of Parent and Acquisition Sub, as applicable, and, to the knowledge of Parent, each of the other parties thereto and (B) enforceable in accordance with their respective terms against Parent and Acquisition Sub, as applicable, and, to the knowledge of Parent, each of the other parties thereto, in each case except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and general principles of equity. Prior to the date hereof, none of the Financing Letters has been amended or modified, and as of the date hereof the respective obligations and commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect. As of the date hereof, the Financing Letters are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing (including in any side letter or other agreements, contracts or arrangements disclosed in Section 4.9 of the Parent Disclosure Letter), other than as set forth in the Financing Letters. Except as set forth on Section 4.9 of the Parent Disclosure Letter and, as of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Letters and delivered to the Company prior to the date hereof. As of the date hereof, Parent and Acquisition Sub have fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letters.
     4.10 Operations of Acquisition Sub. Acquisition Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Acquisition Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.
     4.11 Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement or arrangement (in each case, whether oral or written), or committed to enter into any agreement or arrangement (in each case, whether oral or written), with respect to the compensation or equity arrangements for any current employee of the Company or any of its Significant Subsidiaries following the Effective Time.
     4.12 No Additional Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Parent and Acquisition Sub hereby acknowledge that neither the Company nor any of its Significant Subsidiaries, nor or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Significant Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Acquisition Sub. Neither the Company nor any of its Significant Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, will have or be subject to any liability or indemnification obligation to Parent or Acquisition Sub resulting from the delivery, dissemination or any other distribution to Parent, Acquisition Sub or their respective stockholders, directors, officers, employees, affiliates or representatives, or the use by Parent, Acquisition Sub or their respective stockholders, directors, officers, employees, affiliates or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Acquisition Sub or their respective stockholders, directors, officers, employees, affiliates or representatives, including without limitation in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement, except in the case of fraud or intentional misrepresentation.
     4.13 Company Estimates, Projections, Forecasts and Forward Looking Statements. In connection with the due diligence investigation of the Company by Parent and Acquisition Sub, Parent and Acquisition Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Acquisition Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Acquisition Sub are familiar, that Parent and Acquisition Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Acquisition Sub will have no claim against the Company or any of its Significant Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, with respect thereto, except in the case of fraud or intentional misrepresentation. Accordingly, Parent and Acquisition Sub hereby acknowledge that, except as otherwise set forth in this Agreement, none of the Company nor any of its Significant Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).
ARTICLE V
COVENANTS OF THE COMPANY
     5.1 Interim Conduct of Business.
          (a) Except (i) as contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Company Disclosure Letter, or (iii) as approved by Parent (which approval will not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of the Company and each of its Subsidiaries shall (A) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Law, and (B) use its reasonable best efforts, consistent with past practices and policies, to keep available the services of the current officers, key employees and consultants of the Company and each of its Subsidiaries, and preserve the current relationships of the Company and each of its Subsidiaries with customers, suppliers and other Persons whom the Company or any of its Subsidiaries has significant business relations as is reasonably necessary to preserve substantially intact its business organization.
          (b) Except (i) as contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Company Disclosure Letter, or (iii) as approved by Parent (which approval will not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections of this Section 5.1(b), such action shall be expressly permitted under Section 5.1(a)):
               (i) amend its certificate of incorporation or bylaws or comparable organizational documents, except as may be required by applicable Law or in connection with the dissolution or reorganization of a wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice, so long as such dissolution or reorganization has no adverse effect on the Company, or as may be necessary for the continued operations of a Subsidiary of the Company in a manner consistent with present practice;
                (ii) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for the issuance and sale of shares of Company Common Stock pursuant to Company Options or Company Stock-Based Awards outstanding prior to the date hereof;
                (iii) directly or indirectly acquire, repurchase or redeem any Company Securities or Subsidiary Securities, except in connection with (A) Company Stock-Based Awards in the ordinary course of business, (B) dissolution or reorganization of a wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice, so long as such dissolution or reorganization has no adverse effect on the Company, or (C) tax withholdings and exercise price settlement upon the exercise of Company Options or vesting of Company Stock-Based Awards;
               (iv) (A) split, combine, subdivide or reclassify any shares of capital stock, or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its wholly-owned Subsidiaries;
                (v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except for (A) the transactions contemplated by this Agreement or (B) the dissolution or reorganization of a wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice, so long as such dissolution or reorganization has no adverse effect on the Company;
                (vi) (A) (i) incur or assume any long-term or short-term Indebtedness for borrowed monies (including under the existing revolving line of credit within the Company’s Senior Secured Credit Facility entered into on February 14, 2006), (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company or (iii) issue any debt securities, in the case of clauses (i), (ii) and (iii) combined, in excess of $5,000,000 in the aggregate, provided that any obligation so incurred or assumed must be voluntarily prepayable without material premium, penalties or any other material costs, except in the case of loans or advances between the Company and any direct or indirect Subsidiaries, or between any direct or indirect Subsidiaries, (B) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly-owned Subsidiaries), except for reasonable travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, or (C) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);
                (vii) (A) enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, incentive, compensation, severance, retention,

termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, or agree to any of the foregoing, except in any such case (1) in connection with the hiring of new employees who are not directors or executive officers in the ordinary course of business consistent with past practice, provided such person is not entitled to base salary and bonus opportunity not greater than $300,000 per annum, (2) in connection with the promotion of employees who are not directors or executive officers (and who will not be directors or executive officers after such promotion) in the ordinary course of business consistent with past practice, provided such person is not entitled to base salary and bonus opportunity of greater than $300,000 per annum, and (3) in connection with any amendment of an Employee Plan that is required by Law, or (B) increase the compensation payable or to become payable of any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any benefit not required by any plan or arrangement as in effect as of the date hereof, except in the ordinary course of business consistent with past practice with respect to any employee who is not a director or executive officer;
                (viii) settle any pending or threatened Legal Proceeding involving payment of more than $5,000,000 in the aggregate prior to Closing or including any obligation to be performed by the Company or its Subsidiaries following the Effective Time;
                (ix) except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles or practices used by it;
                (x) (A) make, change or revoke any material Tax election, (B) adopt or change any material Tax accounting method, (C) settle or compromise any material income Tax liability, (D) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes or (E) amend any material Tax Return;
                (xi) (A) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein in excess of $250,000 individually or $500,000 in the aggregate or (B) dispose of any properties or assets of the Company or its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole, except for dispositions or transfers made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its wholly-owned Subsidiaries;
                (xii) enter into a Contract to take any of the actions prohibited by this Section 5.1(b); or
                (xiii) transfer or grant (by way of a license, assignment or otherwise) to any third party any rights to the Owned Company Intellectual Property, other than (A) non-exclusive licenses granted to Company’s or its Subsidiaries’ customers in the ordinary course of business consistent with past practice or (B) transfers or grants made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its wholly-owned Subsidiaries.
          (c) Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.
     5.2 Solicitation.
          (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 pm (Eastern) on March 29, 2010 (the “No-Shop Period Start Date”), the Company and its Representatives may directly or indirectly: (i) initiate, solicit or encourage the submission of Acquisition Proposals from one or more Persons, including by way of providing access to non-public information pursuant to the prior execution of a confidentiality agreement with any such Person; provided, that the Company shall promptly provide to Parent any non-public information concerning the Company that is provided to any such Person or its Representatives which was not previously provided to Parent; and (ii) participate in discussions or negotiations regarding, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to an Acquisition Proposal.
          (b) Subject to Section 5.2(c), following the No-Shop Period Start Date, the Company shall immediately cease or cause to be terminated any activities that would otherwise be a violation of the restrictions set forth in this Section 5.2(b) conducted theretofore by the Company or its Representatives with respect to any Acquisition Proposal; provided, however that notwithstanding such restrictions the Company may continue discussions or negotiations with any Person pursuant to and in accordance with Section 5.2(c) that has made an Acquisition Proposal on or prior to the No-Shop Period Start Date if the Company’s Board of Directors determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal. Subject to Section 5.2(c), at all times following the No-Shop Period Start Date and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other agent or representative retained by any of them (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an alternative Acquisition Proposal, (ii) furnish to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to an Acquisition Transaction.
          (c) Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to the Effective Time, the Company Board may, directly or indirectly through the Company’s Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to, any Person that has made an Acquisition Proposal that was not solicited in breach of Section 5.2(b) and that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) either constitutes or is reasonably likely to lead to a Superior Proposal; provided however, that in the case of any action taken pursuant to the preceding clause, (A) the Company gives Parent prompt (and in any event within forty-eight (48) hours following receipt of such Acquisition Proposal) written notice of the identity of such Person and the material terms of such Acquisition Proposal and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person, and (B) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent. The Company shall keep Parent reasonably informed on a reasonably current basis of the status, terms and substance of any material discussions or negotiations (including the amendments and proposed amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request.
     5.3 Company Board Recommendation. Subject to the terms of Section 5.3(a) and Section 5.3(b), the Company Board shall recommend that the holders of Company Shares adopt this Agreement in accordance with the applicable provisions of Delaware Law (the “Company Board Recommendation”) at the Company Stockholder Meeting.
          (a) Neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation (a “Company Board Recommendation Change”); provided, however, that a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, shall not be deemed to be a Company Board Recommendation Change. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to receipt of the Requisite Stockholder Approval, the Company Board may effect a Company Board

Recommendation Change if: (i) the Company shall have received a Superior Proposal that was not solicited in breach of Section 5.2(b); (ii) the Company Board shall have determined in good faith (after consultation with outside legal counsel) that the failure to effect such Company Board Recommendation Change would be inconsistent with its fiduciary duties under Delaware Law; (iii) the Company has notified Parent in writing that it intends to effect such Company Board Recommendation Change (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (iv) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the five (5) Business Day period following delivery by the Company to Parent of such Recommendation Change Notice; and (v) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such five (5) Business Day period, the Company Board shall have determined in good faith (after consultation with its financial advisors and outside legal counsel), after considering the terms of such offer by Parent, that the Superior Proposal giving rise to such Recommendation Change Notice continues to be a Superior Proposal.
          (b) Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to the Company Stockholders that the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be a breach of its fiduciary duties to the Company Stockholders under Delaware Law; provided that, in either such case, any such statement(s) or disclosures made by the Company Board will be subject to the terms and conditions of this Agreement, including the provisions of Article IX; provided, further, that the Company Board shall not recommend that the Company Stockholders tender their shares of Company Common Stock in connection with such tender or exchange offer (or otherwise approve or recommend any Acquisition Proposal) unless such tender or exchange offer constitutes a Superior Proposal and the applicable requirements of Section 5.2 shall have been satisfied.
     5.4 Company Stockholder Meeting. The Company shall establish a record date for, call, give notice of, convene and hold a meeting of the Company Stockholders (the “Company Stockholder Meeting”) as promptly as practicable following the date hereof for the purpose of voting upon the adoption of this Agreement in accordance with the DGCL (the “Company Voting Proposal”).
          (a) Each of Parent and Acquisition Sub shall vote all Company Shares beneficially owned by it or any of its respective Subsidiaries as of the applicable record date in favor of the adoption of this Agreement in accordance with the DGCL at the Company Stockholder Meeting or otherwise. Parent shall vote all of the shares of capital stock of Acquisition Sub beneficially owned by it, or sign a written consent in lieu of a meeting of the stockholders of Acquisition Sub, in favor of the adoption of this Agreement in accordance with the DGCL.
          (b) Unless otherwise required by applicable Law or Order, the Company shall not postpone the Company Stockholder Meeting after the date on which the Proxy Statement is first disseminated to Company stockholders, or adjourn the Company Stockholder Meeting, unless there are insufficient shares of Company Common Stock present in person or represented by proxy at the Company Stockholder Meeting in order to conduct business at the Company Stockholder Meeting. The Company shall solicit from the Company stockholders proxies in favor of the Company Voting Proposal, and unless the Company Board has effected a Company Board Recommendation Change, the Company Board shall use its reasonable best efforts to obtain the Requisite Company Stockholder Vote at the Company Stockholder Meeting or any postponement or adjournment thereof. At the Company Stockholder Meeting, the Company shall submit to a vote of its stockholders the Company Voting Proposal. The Company shall not propose for consideration or submit for a vote any matters at the Company Stockholder Meeting other than the Company Voting Proposal (or an adjournment of the Company Stockholder Meeting if permitted hereunder) without the prior written consent of Parent. The Company shall not establish a record date for, call, give notice of, convene or hold any meeting of the Company stockholders unless and until the Company Stockholder Meeting has been held, a vote of the Company stockholders has been taken on the Company Voting Proposal and the Company Stockholder Meeting has been adjourned.
     5.5 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall afford Parent and its financial advisors, business consultants, legal counsel, accountants and other agents and representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company (including, without limitation, if reasonably requested by Parent, consistent on-site access to senior management and such other key personnel as Parent reasonably requests); provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (iii) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right terminate or accelerate the rights under, such Contract; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.5 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Acquisition Sub hereunder. Any investigation conducted pursuant to the access contemplated by this Section 5.5 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the

Company or any of its Subsidiaries. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its financial advisors, business consultants, legal counsel, accountants and other agents and representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.5.
     5.6 Certain Litigation. The Company shall promptly advise Parent of any litigation commenced after the date hereof against the Company or any of its directors or officers (in their capacity as such) by any Company Stockholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation and shall consider Parent’s views with respect to such stockholder litigation. The Company shall not settle any such stockholder litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld).
     5.7 Section 16(b) Exemption. The Company shall take all actions reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     5.8 Financing. Prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to, and use its reasonable best efforts to cause the Company’s and its Subsidiaries’ respective Representatives to, provide to Parent and Acquisition Sub all cooperation reasonably requested by Parent that is necessary, proper, advisable or desirable in connection with the arrangement of the Financing, including (i) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies and assisting Parent in obtaining ratings as contemplated by the Debt Financing; (ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda, and similar documents required in connection with the Debt Financing, including execution and delivery of customary representation letters in connection with bank information memoranda; provided, that any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Company or the Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor; (iii) as promptly as reasonably practical, furnishing Parent and its Debt Financing sources with financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to prepare the bank information memoranda contemplated by the Debt Financing Letter (including in connection with Parent’s preparation of pro forma financial statements), (all such information in this clause (iii), the “Required Information”); (iv) using reasonable best efforts to obtain appraisals, surveys, engineering reports, environmental and other inspections (including providing reasonable access to Parent and its agents to all Owned Real Property for such purposes), title insurance and other documentation and items relating to the Debt Financing as reasonably requested by Parent and, if requested by Parent or Acquisition Sub, to cooperate with and assist Parent or Acquisition Sub in obtaining such documentation and items; (v) providing assistance to obtain a solvency opinion from an independent investment bank or valuation firm of nationally recognized standing; (vi) using reasonable best efforts to provide monthly financial statements (excluding footnotes) within fifteen (15) days of the end of each month prior to the Closing Date; (vii) using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and reasonably facilitating the pledging or the re-affirmation of the pledge of collateral (including cooperation in connection with the pay-off of existing Indebtedness and the release of related Liens); (viii) taking commercially reasonable actions necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Effective Time and (B) assist Parent to establish or maintain, effective as of the Effective Time, bank and other accounts and blocked account agreements and lock box arrangements in connection with the Debt Financing; (ix) using reasonable best efforts to assist Parent to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts to which any Subsidiary of the Company is a party and to arrange discussions among Parent, Acquisition Sub and their financing sources with other parties to material leases, encumbrances and contracts as of the Effective Time; and (x) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent that are necessary or customary to permit the consummation of the Financing, and to permit the proceeds thereof, together with the cash at the Company and its Subsidiaries (not needed for other purposes), to be made available to the Company on the Closing Date to consummate the Merger; provided, that none of the Company or any of its Subsidiaries, or any of their respective officers, advisors or representatives shall incur any liability in connection with the Financing prior to the Effective Time; provided, further, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Significant Subsidiaries. The Company will use its reasonable best efforts to periodically update any such Required Information provided pursuant to clause (iii) of the foregoing sentence as may be necessary such that such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading. For the avoidance of doubt, if requested by Parent to most effectively access the financing markets, the Company shall use its reasonable best efforts to cooperate with this Section 5.8 at any time, and from time to time and on multiple occasions, between the date hereof and the Effective Time. In addition, the Company agrees that if reasonably requested by Parent it will supplement and use reasonable best efforts to keep current the Required Information so that Parent may most effectively access the financing markets. If, in connection with a marketing effort contemplated by the Debt Financing Letter, the Parent reasonably requests the Company to file a report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its subsidiaries, which the Parent reasonably determines to include in a customary offering memorandum for such debt, then, upon the Company’s review of and satisfaction with such filing (it being acknowledged and agreed that such filing shall contain any and all reasonable comments of the Company), the

Company shall file such report on Form 8-K; provided, however, that the Company shall not be required to file any information on Form 8-K that the Company reasonably determines are reasonably likely to be competitively harmful to the Company, it being understood that publication of an adjusted EBITDA number will not be deemed to be competitively harmful to the Company. All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent, Acquisition Sub or their respective officers, advisors or representatives shall be kept confidential in accordance with the Confidentiality Agreement. The Company shall deliver to Parent as promptly as reasonably practicable following the end of each fiscal quarter ending on or after December 31, 2009, the unaudited consolidating balance sheets and combined statements of income reflecting the financial condition as of the last day of each fiscal quarter and the results of operations during such quarter and for the elapsed portion of the fiscal year together with a comparison to the comparable period from the prior fiscal year, in each case, of the Company and prepared in accordance with GAAP (except for the absence of footnotes and subject to year-end adjustments). Parent shall indemnify and hold harmless the Company, its Significant Subsidiaries and their respective officers, directors, employees, agents and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them of any type in connection with the arrangement of the Financing (other than to the extent such losses arise from the misconduct of the Company, any of its Subsidiaries or their respective officers, advisors and representatives) and any information used in connection therewith, and the foregoing obligations shall survive termination of this Agreement.
ARTICLE VI
COVENANTS OF PARENT AND ACQUISITION SUB
     6.1 Directors’ and Officers’ Indemnification and Insurance.
          (a) The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers (the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

          (b) Without limiting the generality of the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time) so long as any such action or omission or alleged action or omission satisfies the provisions set forth in Section 145 of the DGCL, or (ii) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry, (i) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto), (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (iii) the Surviving Corporation shall pay all reasonable fees and expenses of any counsel retained by an Indemnified Person, promptly after statements therefor are received, whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry, and (iv) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent. Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, neither the Surviving Corporation nor any of its Affiliates (including Parent) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry. For the avoidance of doubt, nothing contained in this Section 6.1(b) should increase or enhance indemnity protections currently provided to any Indemnified Person.
          (c) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the amount paid by the Company for coverage for its last full fiscal year (such three hundred percent (300%) amount, the “Maximum Annual Premium”) (which aggregate premium amounts the Company represents and warrants to be as set forth in Section 6.1(c) of the Company Disclosure Letter); provided that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance; provided, however, the Company shall provide Parent with reasonable advance notice prior to purchasing any such “tail” policy; provided, further, in no event shall the Company pay in excess of $750,000 for any such “tail” policy. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.1(c) for so long as such “tail” policy shall be maintained in full force and effect.
          (d) If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.1.
          (e) The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).
          (f) The obligations and liability of Parent, the Surviving Corporation and their respective Subsidiaries under this Section 6.1 shall be joint and several.
          (g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.1 is not prior to or in substitution for any such claims under such policies.
     6.2 De-Listing; De-Registration. Parent shall cause the Company’s securities to be de-listed from the Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time.
     6.3 Employee Matters.
          (a) For a period of one year following the Effective Time, Parent shall (or shall cause the Surviving Corporation to) provide each Continuing Employee with employee benefit plans, programs and policies, (including without limitation any plan intended to qualify under Section 401(a) of the Code and any vacation, medical, severance and time off) providing benefit levels and coverage substantially comparable in the aggregate as either (i) the benefits provided to Continuing Employees under the Employee Plans immediately prior to the Effective Time, other than equity based compensation (“Company Plans”), (ii) the benefits provided by Parent under the plans and programs generally made available to similarly situated employees of Parent and its Subsidiaries (“Comparable Plans”), or (iii) any combination of (i) and (ii).
          (b) To the extent that a Company Plan or Comparable Plan is made available to any Continuing Employee on or following the Effective Time, Parent shall (and Parent shall cause the Surviving Corporation to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement, but excluding benefit accrual); provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than the Company Plans) (such plans, collectively, the “New Plans”) to the extent coverage under any such New Plan replaces coverage under a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, the Surviving Corporation shall, subject to any reasonably required approval by the applicable insurance provider, cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and the Surviving Corporation shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, and (iii) credit the accounts of such Continuing Employees under any New Plan which is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Company Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time.
          (c) Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall or shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation to terminate, any Continuing Employee for any reason, or (ii) (a) amend, any Employee Plan, (b) provide any person not a party to this Agreement with any right, benefit, or remedy with regard to any Employee Plan or a right to enforce any provision of this Agreement, or (c) limit in any way the ability of Parent or the Surviving Corporation to amend or terminate any Employee Plan at any time.
     6.4 Financing.
          (a) Subject to the terms and conditions of this Agreement, each of Parent and Acquisition Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Letters (including any applicable lender flex provisions contained in any related fee letter) and shall not permit any amendment or modification (including any replacement of any portion of the Debt Financing as a result of Acquisition Sub’s election to issue a portion of the Debt Financing with mezzanine notes as provided pursuant to the terms of the Debt Financing Letter as in effect as of the date hereof) to be made to, or any waiver of any provision or remedy under, the Financing Letters, if such amendment, modification or waiver (x) reduces the aggregate amount of the Financing or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (I) delay or prevent the Merger, (II) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (III) adversely affect the ability of Parent, Acquisition Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto; provided, that Parent and Acquisition Sub may (i) amend the Debt Financing Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Letter as of the date of this Agreement or (ii) otherwise replace or amend the Debt Financing Letter so long as (x) such action would not reasonably be expected to delay or prevent the Closing, (y) the terms are not materially less beneficial to Parent or Acquisition Sub, with respect to conditionality, than those in the Debt Financing Letter as in effect on the date of this Agreement and (z) otherwise satisfies the terms and conditions of a New Debt Commitment Letter as set forth in the third sentence of Section 6.4(b) below. Notwithstanding anything to the contrary in this Agreement, Parent and Acquisition Sub may enter discussions regarding, and may enter into arrangements and agreements relating to the Financing to add other equity providers, so long as in respect of any such arrangements and agreements, the following conditions are met: (i) the aggregate amount of the Equity Financing is not reduced, (ii) the arrangements and agreements, in the aggregate, would not be reasonably likely to delay or prevent the Closing and (iii) the arrangements and agreements would not diminish or release the pre-Closing obligations of the parties to the Equity Financing Letters, adversely affect the rights of Parent to enforce its rights against the other parties to the Equity Financing Letters or otherwise constitute a waiver or reduction of Parent’s rights under the Equity Financing Letters.
          (b) Each of Parent and Acquisition Sub shall use its reasonable best efforts (I) to maintain in effect the Financing Letters, (II) to satisfy all conditions to such definitive agreements and consummate the Financing at or prior to the Closing (taking into account the expected timing of the Marketing Period), (III) to comply with its obligations under the Financing Letters, and (IV) to enforce its rights under the Financing Letters. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies of all definitive documents related to the Financing (provided that any fee letter related to the Financing shall be provided in a redacted form). If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Letter (including any applicable lender flex provisions contained in any related fee letter) or the Debt Financing Letter shall be terminated or modified in a manner materially adverse to Parent or Acquisition Sub for any reason, Parent shall make reasonable inquiries over the ensuing twenty (20) Business Days to obtain alternative financing from banks of nationally recognized standing which customarily provide leverage financing for transactions similar to the transactions contemplated by this Agreement on terms not materially less favorable to Parent or Acquisition Sub as those contained in the Debt Financing Letter and in an amount not less than the aggregate amount of Debt Financing provided for in the Debt Financing Letter as in effect on the date of this Agreement (“Alternate Financing”) and, if available, use reasonable best efforts to obtain such Alternative Financing and, if obtained, will provide the Company with a copy of, a new financing commitment letter that (I) provides for at least the same amount of financing as provided under the Debt Financing Letter originally issued, (II) does not impose new or additional conditions that were not contained in the Debt Financing Letter originally issued, or otherwise expands, amends or modifies any of the conditions that were contained in the Debt Financing Letter originally issued to the receipt of the Financing in a manner reasonably expected to (x) delay or prevent the Merger, (y) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur, and (III) on terms and conditions not materially less favorable to Parent or Acquisition Sub than those included in the Debt Financing Letter originally issued (the “New Debt Financing Letter”). To the extent applicable, each of Parent and Acquisition Sub shall use its reasonable best efforts (I) to maintain in effect the New Debt Financing Letter, (II) to satisfy all conditions to the definitive agreements with respect to and consummate the Alternate Financing at or prior to the Closing (taking into account the expected timing of the Marketing Period), (III) to comply with its obligations under the New Debt Financing Letter, and (IV) to enforce its rights under the New Debt Financing Letter. Without limiting the generality of the foregoing, Parent and Acquisition Sub shall give the Company as promptly as reasonably practicable notice and in any event within two (2) Business Days: (i) of any breach or default by any party to any Financing Letters or definitive document related to the Financing of which Parent and Acquisition Sub become aware; (ii) of the receipt of any written notice or other written communication from any Financing source with respect to any: (A) breach, default, termination or repudiation by any party to any Financing Letters or any definitive document related to the Financing of any provisions of the Financing Letters or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to any Financing Letters or any definitive document related to the Financing; and (iii) if for any reason Parent or Acquisition Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or the definitive documents related to the Financing. As soon as reasonably practicable, but in any event within two (2) Business Days of the date the Company delivers Parent or Acquisition Sub a written request, Parent and Acquisition Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.
          (c) Parent and Acquisition Sub shall use their reasonable best efforts to cause the lenders and any other Persons providing Financing to fund on the Closing Date (taking into account the expected timing of the Marketing Period) the Financing required to consummate the Merger and the other transactions contemplated by this Agreement if all conditions to closing contained in Article VIII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions).
          (d) For purposes of this Agreement, “Marketing Period” shall mean the first period of thirty (30) consecutive calendar days after the date Parent and its financing sources have received from the Company the Required Information.

     6.5 Obligations of Acquisition Sub. Parent shall take all action necessary to cause Acquisition Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.
ARTICLE VII
ADDITIONAL COVENANTS OF ALL PARTIES
     7.1 Reasonable Best Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Acquisition Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VIII to be satisfied; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger; and (iii) obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement. In addition to the foregoing, neither Parent or Acquisition Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement. For purposes of this Agreement, “reasonable best efforts”, or any similar undertakings, shall not require Parent to (x) fund more than the $315,000,000 of Debt Financing at Closing, (y) pay (or agree to pay) more for the Debt Financing (whether in interest rate, fees or otherwise) than the terms set forth in the Debt Financing Letter and any fee letter entered into by Parent and/or Acquisition Sub in connection with such Debt Financing Letter (including giving effect to any increase in interest rate, fees or otherwise resulting from any lender flex provisions contained in such fee letter), or (z) seek more equity than is committed in the Equity Financing Letters.
     7.2 Regulatory Filings.
          (a) Each of Parent and Acquisition Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall (x) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act within ten (10) Business Days following the execution and delivery of this Agreement, and (y) file comparable pre-merger or post-merger notification filings, forms and submissions with any foreign

Governmental Authority that is required by any other Antitrust Laws within ten (10) Business Days following the execution and delivery of this Agreement. Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any Antitrust Laws.
          (b) Each of Parent and Acquisition Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with such filings. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act or any other Antitrust Laws with respect to which any such filings have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger and (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information.
          (c) Each of Parent, Acquisition Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 7.2(a) are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by Section 7.2(a) are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.
          (d) In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Merger under the HSR Act and any other Antitrust Laws applicable to the Merger, each of Parent and Acquisition Sub (and their respective Affiliates, if applicable) shall (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or businesses of Parent and Acquisition Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, and any other restrictions on the activities of Parent and its Subsidiaries and the Company and its Subsidiaries, and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement.
     7.3 Proxy Statement and Other Required Company Filings.
          (a) As soon as practicable following the date hereof, the Company shall prepare, and, within twenty (20) Business Days following the date hereof, the Company shall file with the SEC the preliminary Proxy Statement for use in connection with the solicitation of proxies from the Company Stockholders for use at the Company Stockholder Meeting. If the Company determines that it is required to file with the SEC any Other Required Company Filing under applicable Law, then the Company shall promptly prepare and file with the SEC such Other Required Company Filing. The Company, Parent and Acquisition Sub, as the case may be, shall furnish all information concerning the Company, on the one hand, and Parent and Acquisition Sub (and their respective Affiliates, if applicable), on the other hand, as may reasonably be required in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing. Subject to applicable Law, the Company shall use reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as practicable following the filing thereof with the SEC and confirmation from the SEC that it will not comment on, or that it has no additional comments on, the Proxy Statement and any Other Required Company Filing. Each of the Company, Parent and Acquisition Sub shall promptly correct any information provided by it or any of its respective directors, officers, employees, affiliates, agents or other representatives for use in the Proxy Statement or any Other Required Company Filing if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Proxy Statement and any Other Required Company Filing, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws. The Company shall provide Parent, Acquisition Sub and their counsel a reasonable opportunity to review and comment on the Proxy Statement and any Other Required Company Filing prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Acquisition Sub and their counsel (it being understood that Parent, Acquisition Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). The Company shall promptly provide in writing to Parent, Acquisition Sub and their counsel any comments or other communications, whether written or oral, the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement and any Other Required Company Filing promptly after such receipt, and the Company shall provide Parent, Acquisition Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Acquisition Sub and their counsel) and to participate in any discussions with the SEC or its staff regarding any such comments.
          (b) Unless this Agreement is earlier terminated pursuant to Article IX, subject to the terms of Section 5.3(a), the Company shall include the portion of the Company Board Recommendation relating to the Merger and the adoption of this Agreement in the Proxy Statement and, if applicable, any Other Required Company Filing.
     7.4 Anti-Takeover Laws. In the event that any state anti-takeover or other similar Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Acquisition Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated hereby.
     7.5 Notification of Certain Matters.
          (a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall give prompt notice to Parent and Acquisition Sub upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the Company’s unintentional failure to give notice with respect to a breach of a representation or warranty under this Section 7.5 shall not be deemed a covenant breach, but instead shall constitute only a breach of the underlying representation or warranty, and that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Acquisition Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 7.5(a).

          (b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Parent shall give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Acquisition Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure of Parent or Acquisition Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the unintentional failure of Parent or Acquisition Sub to give notice with respect to a breach of a representation or warranty under this Section 7.5 shall not be deemed a covenant breach, but instead shall constitute only a breach of the underlying representation or warranty, and that no such notification shall affect or be deemed to modify any representation or warranty of Parent or Acquisition Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 7.5(b).
     7.6 Public Statements and Disclosure. None of the Company, on the one hand, or Parent and Acquisition Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 7.6 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 5.3 and shall not apply to any release or announcement concerning or related to the Company’s on-going regulatory or governance matters.
     7.7 Confidentiality. Parent, Acquisition Sub and the Company hereby acknowledge that CCMP Capital Advisors, LLC and the Company have previously executed a Confidentiality Agreement, made as of October 13, 2009 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms. Parent and Acquisition Sub hereby agree to be bound by the terms of the Confidentiality Agreement.

ARTICLE VIII
CONDITIONS TO THE MERGER
     8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Parent, Acquisition Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable law) prior to the Effective Time, of each of the following conditions:
          (a) Requisite Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.
          (b) No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.
          (c) Antitrust Approvals. (i) Any and all waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act and any other Law governing antitrust, unfair competition or restraints on trade shall have expired or been terminated, and (ii) any and all clearances, approvals and consents required to be obtained in connection with the transactions contemplated by this Agreement under all Laws governing antitrust, unfair competition or restraints on trade shall have been obtained (collectively, the “Antitrust Approvals”).
     8.2 Additional Conditions to the Obligations of Parent and Acquisition Sub. The obligations of Parent and Acquisition Sub to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:
          (a) Representations and Warranties. The representations and warranties of the Company set forth in Article III of this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct on either such date which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date, except for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and other than those representations and warranties contained in (x) Section 3.2 and Section 3.3 which shall be true and correct in all material respects on and as of the Closing Date and (y) Section 3.6 which shall be true and correct in all respects on and as of the Closing Date; provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 8.2(a), (A) any inaccuracies in the representations and warranties contained in Section 3.6 that do not individually or in the aggregate increase the aggregate amount of consideration payable by Parent and/or Acquisition Sub under Section 2.7(a) of this Agreement by more than $100,000 or that are fully offset by a properly approved reduction in the Merger Consideration shall be disregarded (B) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date hereof shall be disregarded, and (C) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded.
          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects any obligations and complied in all material respects with any covenants or other agreements of the Company to be performed or complied with by it under this Agreement at or prior to the Effective Time.
          (c) No Material Adverse Effect. Since December 31, 2009, there has not been or occurred, and there does not exist, any changes, facts, events, developments or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (d) Officer’s Certificate. Parent shall have received a certificate, validly executed for and on behalf of the Company and in its name by the chief executive officer and chief financial officer of the Company, certifying the satisfaction of the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).
          (e) Governmental Actions. There shall not be pending or threatened any suit, action or proceeding by any Governmental Authority against Parent, Acquisition Sub, the Company or any of their respective Subsidiaries seeking to restrain or prohibit the consummation of the Merger or the performance of any of the other transactions contemplated by this Agreement.
          (f) Termination of Company Rights Plan. In accordance with the terms of the Company Rights Plan, the Company shall have redeemed all outstanding rights issued thereunder, without the issuance of any additional shares of Company Capital Stock in connection therewith, and have terminated the Company Rights Plan.
          (g) Consolidated Debt to EBITDA Ratio. The ratio of (x) consolidated debt for borrowed money of the Company and its Subsidiaries at the Closing Date after giving effect to the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the Financing Letters to (y) consolidated EBITDA of the Company for the four quarter period ended not less than forty-five (45) days prior to the Closing Date after giving pro forma effect to the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the Financing Letters shall not be greater than 3.75:1. Without prejudice to the foregoing, the parties hereto agree that EBITDA for the Company and its Subsidiaries for the four fiscal quarters ended March 31, 2009, June 30, 2009, September 30, 2009 and December 31, 2009 was $18.9 million, $20.2 million, $26.0 million and $26.5 million, respectively, in each case calculated in accordance with the schedules attached as Annex I hereto (the “EBITDA Schedules”) and based exclusively on, and assuming the accuracy of, the information contained in or used to prepare the unaudited financial statements of the Company filed with the SEC prior to the date hereof. It is further agreed that EBITDA for the Company and its Subsidiaries for subsequent quarters shall be calculated on a basis consistent with the calculations set forth in the EBITDA Schedules and will contain adjustments similar to those set forth therein.
     8.3 Additional Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:
          (a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date), except for any failure to be so true and correct on either such date which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent or Acquisition Sub to fully perform their respective covenants and obligations under this Agreement; provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent set forth in this Agreement for purposes of this Section 8.3(a), any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date hereof shall be disregarded.
          (b) Performance of Obligations of Parent and Acquisition Sub. Parent and Acquisition Sub shall have performed in all material respects any obligations and complied in all material respects with any covenants or other agreements of Parent and Acquisition Sub to be performed or complied with by them under this Agreement at or prior to the Effective Time.
          (c) Officer’s Certificate. The Company shall have received a certificate, validly executed for and on behalf of Parent and in its name by the chief executive officer and chief financial officer of Parent, certifying the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b).

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
     9.1 Termination. Notwithstanding the prior approval of the Company Voting Proposal by the Company stockholders, this Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 9.1 shall give prompt written notice of such termination to the other party or parties hereto):
          (a) by mutual written agreement of Parent and the Company; or
          (b) by either Parent or the Company, if (i) the Merger shall not have been consummated prior to 11:59 p.m. (New York City time) on July 21, 2010 (the “Termination Date”); provided, however, that if the Marketing Period has not been completed by the Termination Date and the Debt Financing Letter has neither been terminated nor is any party thereto seeking termination, the Termination Date shall be extended to the third Business Date after the date on which the Marketing Period is completed (as it may be extended pursuant to Section 6.4, and, in the event of such an extension, such date shall be the “Termination Date” for the purposes hereof), (ii) that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in any of the conditions to the Merger set forth in Article VIII of this Agreement having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement, and (iii) that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to Parent during the pendency of a Legal Proceeding by the Company for specific performance of this Agreement or the Equity Financing Letters;
          (c) by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the consummation of any of the transactions contemplated hereby (including the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated hereby (including the Merger), or (ii) issued or granted any Order that is in effect and has the effect of making the consummation of the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger; provided, however, (i) the party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used its reasonable best efforts to remove such Order and (ii) the right to terminate pursuant to this Section 9.1(c) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement shall have been a principal cause of such Order being issued.
          (d) by the Company, in the event that (i) the Company is not then in material breach of its covenants, agreements and other obligations under this Agreement which material breach would result in a failure of the condition set forth in Section 8.2(b), and (ii) Parent, Acquisition Sub and/or Guarantor shall have breached or otherwise violated any of their respective material covenants, agreements or other obligations under this Agreement or the Equity Financing Letter, or any of the representations and warranties of Parent and Acquisition Sub set forth in this Agreement shall have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, (i) would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (ii) (x) cannot be cured by Parent, Acquisition Sub and/or Guarantor prior to the Termination Date or (y) if capable of being cured, shall not have been cured (A) within thirty (30) calendar days following receipt of written notice from the Company of such breach, violation or inaccuracy or (B) any shorter period of time that remains between the date the Company provides written notice of such breach, violation or inaccuracy and the Termination Date; or
          (e) by Parent, in the event that (i) Parent and Acquisition Sub are not then in material breach of their respective covenants, agreements and other obligations under this Agreement which material breach would result in a failure of the condition set forth in Section 8.3(b), and (ii) the Company shall have breached or otherwise violated any of its material covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, (i) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (ii) (x) cannot be cured by the Company prior to the Termination Date or (y) if capable of being cured, shall not have been cured (A) within thirty (30) calendar days following receipt of written notice from Parent of such breach, violation or inaccuracy or (B) any shorter period of time that remains between the date Parent provides written notice of such breach, violation or inaccuracy and the Termination Date;
          (f) by either Parent or the Company, if the Company shall have failed to obtain the Requisite Company Stockholder Approval at the Company Stockholder Meeting (or any postponement or adjournment thereof);
          (g) by the Company, in the event that (i) the Company shall have received a Superior Proposal that was not solicited in breach of Section 5.2(b); (ii) the Company Board shall have determined in good faith (after consultation with outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would be inconsistent with its fiduciary duties under Delaware Law; (iii) the Company has notified Parent in writing that it is prepared to enter into a definitive agreement relating to such Superior Proposal, attaching the current version of such agreement (a “Superior Proposal Notice”) (it being understood that the Superior Proposal Notice shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (iv) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the five (5) Business Day period following delivery by the Company to Parent of such Superior Proposal Notice (it being understood and hereby agreed that such five (5) Business Day period may be the same five (5) Business Day period contemplated by Section 5.3(a) in connection with a proposed Company Board Recommendation Change); and (v) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such five (5) Business Day period, the Company Board shall have determined in good faith, after considering the terms of such offer by Parent, that the Superior Proposal giving rise to such Superior Proposal Notice continues to be a Superior Proposal and resolves to accept such Superior Proposal; provided, that any termination pursuant to this Section 9.1(g) by the Company shall be conditioned on and subject to the payment by the Company to Parent of the Company Termination Fee payable to Parent pursuant to Section 9.3(b)(i);
          (h) by Parent, in the event that (i) the Company Board or any committee thereof shall have effected a Company Board Recommendation Change, or (ii) a tender or exchange offer for Company Common Stock that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the Company Stockholders reject such Acquisition Proposal and not tender any shares of Company Common Stock into such tender or exchange offer; or
          (i) by Parent, in the event that (i) the Company shall have provided to Parent a Superior Proposal Notice, (ii) Parent shall have irrevocably notified the Company in writing that it does not intend to make a written, binding and irrevocable offer to alter the terms of this Agreement in response to the Superior Proposal Notice, and (iii) upon the request of Parent the Company fails to issue a press release or other public announcement that reaffirms the Company Board Recommendation within two (2) Business Days of such request.
     9.2 Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 7.7, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement, and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any willful breach, coupled with a contemporaneous awareness at the time of the action underlying such breach that such underlying action constituted a breach of this Agreement, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

     9.3 Fees and Expenses.
          (a) General. Except as set forth in this Section 9.3, whether or not the Merger is consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses, except, (i) the Company shall promptly reimburse Parent for Parent’s Transaction Expenses, up to a maximum amount not to exceed $2,000,000 in the aggregate, if the Agreement is terminated pursuant to either Section 9.1(e), Section 9.1(f), Section 9.1(g), Section 9.1(h) or Section 9.1(i) and (ii) Parent shall promptly reimburse the Company for the Company’s Transaction Expenses, up to a maximum amount not to exceed $2,000,000 in the aggregate, if the Agreement is terminated (x) by either Parent or the Company pursuant to Section 9.1(b) because of Parent’s inability to obtain the proceeds of the financings described in the Debt Financing Letter or Alternate Financing, where it would have otherwise been obligated to do so due to satisfaction of the requisite conditions to closing set forth in Article VIII (excluding the conditions that cannot be satisfied until the Closing but subject to the satisfaction or waiver of such conditions at the Closing), prior to such date, or (y) by the Company pursuant to Section 9.1(d). “Transaction Expenses” means the reasonable and documented out-of-pocket fees and expenses (including the reasonable legal fees and expenses) actually incurred by Parent, Acquisition Sub and their Affiliates on the one hand, and the Company, on the other hand, on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement.
          (b) Company Payments.
          (i) The Company shall pay to Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two Business Days after the Payment Trigger Date, in the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.1(f) and within twelve (12) months following the termination of this Agreement, either a Competing Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for a Competing Acquisition Transaction and such Competing Acquisition Transaction is subsequently consummated; for purposes of Section 9.3(b), the date on which a Competing Acquisition Transaction is consummated being the “Payment Trigger Date”. For purposes of the foregoing, a “Competing Acquisition Transaction” shall have the same meaning as an “Acquisition Transaction” except that all references therein to “more than twenty percent (20%)” shall be deemed to be references to “a majority,” and the reference therein to “eighty percent (80%)” shall be deemed to be a reference to “fifty percent (50%).”
          (ii) In the event that this Agreement is terminated by the Company pursuant to Section 9.1(g), the Company shall pay to Parent a cash fee equal to the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, concurrently with such termination by the Company.

          (iii) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(h) or Section 9.1(i), the Company shall pay to Parent a cash fee equal to the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after such termination by Parent.
          (iv) In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 9.1(b), other than as a result of Parent’s inability to obtain the proceeds of the financing described in the Debt Financing Letter or Alternate Financings where it would have otherwise been obligated to do so due to satisfaction of the requisite conditions to closing set forth in Article VIII (excluding the conditions that cannot be satisfied until the Closing but subject to the satisfaction or waiver of such Conditions at the Closing) and within twelve (12) months following the termination of this Agreement, either a Competing Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for a Competing Acquisition Transaction and such Competing Acquisition Transaction is subsequently consummated, the Company shall pay to Parent a cash fee equal to the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after the Payment Trigger Date.
          (v) In the event this Agreement is terminated by Parent pursuant to Section 9.1(e) and within twelve (12) months following the termination of this Agreement, either a Competing Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for a Competing Acquisition Transaction and such Competing Acquisition Transaction is subsequently consummated, the Company shall pay to Parent a cash fee equal to the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two Business Days after the Payment Trigger Date.
          (c) Parent Payment. In the event this Agreement is terminated (i) by either Parent or the Company pursuant to Section 9.1(b) because of Parent’s inability or failure to obtain the proceeds of the financings described in the Debt Financing Letter or Alternate Financing, where it would have otherwise been obligated to do so due to satisfaction or waiver of the requisite conditions to closing set forth in Article VIII (excluding the conditions that cannot be satisfied until the Closing but subject to the satisfaction or waiver of such conditions at the Closing), prior to such date, or (ii) by the Company pursuant to Section 9.1(d), Parent shall pay to the Company a cash fee equal to $25,356,000 (the “Parent Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within two Business Days after such termination.
          (d) Single Payment Only. The parties hereto acknowledge and hereby agree that in no event shall Parent, on the one hand, or the Company, on the other hand, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as

applicable, may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.
          (e) Liquidated Damages.
               (i) In the event that Parent shall be entitled to the Company Termination Fee (including reimbursement of Parent’s Transaction Expenses) pursuant to Section 9.3(a) or Section 9.3(b), the delivery of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Acquisition Sub or any of their respective Affiliates or any other Person in connection with or related to or arising out of this Agreement (and the termination thereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Acquisition Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company arising out of this Agreement (and the termination thereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination.
               (ii) In the event that Company shall be entitled to the Parent Termination Fee (including reimbursement of the Company’s Transaction Expenses) pursuant to Section 9.3(c), the delivery of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any of its respective Affiliates or any other Person in connection with or related to or arising out of this Agreement (and the termination thereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company, any of its respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action, or proceeding against Parent, Acquisition Sub or any of their respective Affiliates or any financing sources (including the parties to the transactions contemplated by the Debt Financing Letter) or their respective Affiliates (each a “Lender Related Party” and collectively, the “Lender Related Parties”) arising out of this Agreement (and the termination thereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination. Notwithstanding the foregoing, it is explicitly agreed that Parent shall have no right to terminate this Agreement pursuant to Section 9.1(b) during the pendency of a Legal Proceeding by the Company for specific performance of this Agreement or the Equity Financing Letters.
          9.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Acquisition Sub and the Company; provided, however, that in the event that this Agreement has been adopted by the Company Stockholders in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders under Delaware Law without such approval.

          9.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
ARTICLE X
GENERAL PROVISIONS
     10.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Acquisition Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.
     10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand, by facsimile (with a written or electronic confirmation of delivery) or by electronic mail when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day, in each case to the intended recipient as set forth below:
(a)	if to Parent or Acquisition Sub, to:

c/o CCMP Capital Advisors LLC 245 Park Avenue, 16th Floor New York, NY 10167 Attention: Kevin O’Brien Facsimile No.: (917) 464-7465 Attention: Richard Zannino Facsimile No.: (917) 464-7507

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP 7 Times Square

New York, NY 10036 Attention: Harvey Eisenberg, Esq. Attention: John M. Scott, Esq. Facsimile No.: (212) 326-2061
(b)	if to the Company, to:

infoGROUP Inc. 5711 South 86th Circle Omaha, NE 68127 Attention: Bill L. Fairfield
Thomas J. McCusker
Facsimile No.: (402)-537-6197

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention: Larry W. Sonsini, Esq.

  Robert Sanchez, Esq.
Facsimile No.: (650) 493-6811
     10.3 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties except that Parent or Acquisition Sub may assign its rights and obligations under this Agreement, in whole or from time to time in part, to (a) one of more of their Affiliates at any time, and (b) after the Effective Time, to any Person; provided that no such assignment shall relieve Parent or Acquisition Sub from any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
     10.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND

WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND ACQUISITION SUB, ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
     10.5 Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1 (which shall be for the benefit of the Indemnified Persons), (b) as set forth in or contemplated by the terms and provisions of Section 9.3(e) (which shall be for the benefit of the Lender Related Parties) and Section 10.14 (which shall be for the benefit of the Lender Related Parties) and (c) as set forth immediately below. Notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that (x) the Company shall be a third party beneficiary of the Equity Financing Letters and shall be entitled to cause the Equity Financing to be funded to fund the Merger and to consummate the Merger in the event that (i) Parent and Acquisition Sub are required to complete the Closing pursuant to Section 2.3, (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) Parent and Acquisition Sub fail to complete the Closing in accordance with Section 2.3 and (iv) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur and (y) the Lender Related Parties shall be third party beneficiaries of the terms and provisions of each of Section 9.3(e) and Section 10.14 (which shall be for the benefit of the Lender Related Parties).
     10.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
     10.7 Remedies.
          (a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
          (b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Acquisition Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Equity Financing Letters or the Guarantee, the Company, on the one hand, and Parent and Acquisition Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, the Equity Financing Letters and the Guarantee, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement, the Equity Financing Letters and the Guarantee. The Company, on the one hand, and Parent and Acquisition Sub, on the other hand hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement, the Equity Financing Letters or the Guarantee by such party (or parties), and to specifically enforce the terms and provisions of this Agreement, the Equity Financing Letters or the Guarantee. The parties hereto further agree that (x) by seeking the remedies provided for in this Section 10.7(b), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, the Equity Financing Letters or the Guarantee (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.7(b) are not available or otherwise are not granted, and (y) nothing set forth in this Section 10.7(b) shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.7(b) prior or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 10.7(b) or anything set forth in this Section 10.7(b) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IX or pursue any other remedies under this Agreement, the Equity Financing Letters or the Guarantee that may be available then or thereafter.
     10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
     10.9 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.
     10.10 WAIVER OF JURY TRIAL. EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
     10.11 Company Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.
     10.12 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     10.13 No Recourse. Subject to Section 10.5, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of relate to this Agreement, or the negotiations, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, or against the Guarantor under and to the extent set forth in the Guarantee, and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto (other than the Guarantor (to the extent set forth in the Guarantee)) shall have an liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.
     10.14 Lender Related Party Arrangements. Notwithstanding anything to the contrary contained in Section 10.8, Section 10.9, and Section 10.10, each of the parties hereto agree (a) that any claim, suit, action or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Lender Related Parties arising out of or relating to the transaction contemplated hereby, the transactions contemplated by the Debt Financing Letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the Borough of Manhattan within the City of New York, (b) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such claim, suit, action or proceeding in any other court other than a state or federal court sitting in the City of New York and (c) TO IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

OMAHA HOLDCO INC.
By:	/s/ Kevin O’Brien
	Name:	Kevin O’Brien
	Title:	President

OMAHA ACQUISITION INC.
By:	/s/ Kevin O’Brien
	Name:	Kevin O’Brien
	Title:	President

infoGROUP INC.
By:	/s/ Thomas J. McCusker
	Name:	Thomas J. McCusker
	Title:	General Counsel

[AGREEMENT AND PLAN OF MERGER]

Annex I
     “EBITDA” shall mean, with respect to the Company and its Subsidiaries on a consolidated basis for any period, the Consolidated Net Income (as defined below) of the Company and its Subsidiaries for such period plus (a) the sum of (in each case without duplication and to the extent the respective amounts described in subclauses (i) through (vi) of this clause (a) reduced such Consolidated Net Income for the respective period for which EBITDA is being determined):
     (i) provision for Taxes based on income, profits or capital of the Company and its Subsidiaries for such period, including, without limitation, state, franchise and similar Taxes;
     (ii) Interest Expense (as defined below) of the Company and its Subsidiaries for such period (net of interest income of the Company and its Subsidiaries for such period);
     (iii) depreciation and amortization expenses of the Company and its Subsidiaries for such period;
     (iv) any other non-cash charges; provided that, for purposes of this subclause (iv) of this clause (a), any non-cash charges or losses shall be treated as cash charges or losses in any subsequent period during which cash disbursements attributable thereto are made;
     (v) the amount of management, consulting, monitoring, transaction and advisory fees and related expenses paid to CCMP Capital Advisors, LLC and its Affiliates (or any accruals related to such fees and related expenses) during such period;
     (vi) the amount of legal and other advisory fees incurred by the Company and its Subsidiaries in respect of the matters described under “Item 3. Legal Proceedings” in the Company’s annual report on Form 10-K for the year ended December 31, 2009 and any other matters related or similar thereto; and
     minus (b) the sum of (without duplication and to the extent the amounts described in this clause (b) increased such Consolidated Net Income for the respective period for which EBITDA is being determined) non-cash charges increasing Consolidated Net Income of the Company and its Subsidiaries for such period (but excluding any such charges (i) in respect of which cash was received in a prior period or will be received in a future period or (ii) which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period) and plus or minus (c)(i) any non-cash net gain or loss resulting in such period from currency translation gains or losses or (ii) any investment income or loss in such period as set forth in the EBITDA Schedules.

     “Consolidated Net Income” shall mean, with respect to any Person for any period, the aggregate of the Net Income (as defined below) of such Person and its subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:
     (a) any (i) extraordinary, (ii) nonrecurring or (iii) unusual gains or losses or income or expenses, as adjusted for tax to the extent provided in the EBITDA Schedules (less all fees and expenses relating thereto) including, without limitation, any restructuring charges, severance or relocation expense, and fees, expenses or charges related to any offering of equity interests of such Person, investment, acquisition or offering of indebtedness (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments related to the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the Financing Letters, in each case, shall be excluded;
     (b) any income or loss from discontinued operations and any gain or loss on disposal of discontinued operations, in each case as adjusted for tax to the extent provided in the EBITDA Schedules shall be excluded;
     (c) any gain or loss, as adjusted for tax to the extent provided in the EBITDA Schedules (less all fees and expenses or charges relating thereto), attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by senior management of the Company or the Company Board) shall be excluded;
     (d) any income or loss, as adjusted for tax to the extent provided in the EBITDA Schedules (less all fees and expenses or charges relating thereto), attributable to the early extinguishment of indebtedness shall be excluded;
     (e) (i) the Net Income for such period of any Person that is not a subsidiary of such Person or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a subsidiary thereof in respect of such period and (ii) the Net Income for such period shall include any ordinary course dividend distribution or other payment in cash received from any Person in excess of the amounts included in clause (i);
     (f) Consolidated Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;
     (g) any increase in amortization or depreciation or any non-cash charges resulting from purchase accounting in connection with the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the Financing Letters shall be excluded;
     (h) any non-cash impairment charges resulting from the application of Statement of Financial Accounting Standards No. 142 and 144, and the amortization of intangibles arising pursuant to No. 141, shall be excluded;

     (i) any non-cash expenses realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its subsidiaries shall be excluded;
     (j) any one-time non-cash compensation charges shall be excluded;
     (k) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 and related interpretations shall be excluded; and
     (j) accruals and reserves that are established within twelve months after the closing of the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the Financing Letters and that are so required to be established in accordance with GAAP shall be excluded.
     “Interest Expense” shall mean, with respect to any Person for any period, the sum, without duplication, of (a) gross interest expense of such Person for such period on a consolidated basis, including (i) the amortization of debt issuance costs and original issue discount, (ii) the amortization of all fees (including fees with respect to swap agreements) payable in connection with the incurrence of indebtedness to the extent included in interest expense, and (iii) the portion of any payments or accruals with respect to capitalized lease obligations allocable to interest expense, (b) capitalized interest of such Person, and (c) commissions, discounts, yield and other fees and charges incurred in connection with any letter of credit or bankers’ acceptance financing. For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received and costs incurred by the Company and its Subsidiaries with respect to swap agreements.
     “Net Income” shall mean, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

EBITDA per Credit Agreement Definition

			FY09A
Currency: $000	Reference		Q1	Q2	Q3	Q4	Total

Net income/(loss) from continuing operations			(9,339)	205	4,800	(2,218)	(6,552)

Consolidated Net Income Definition Adjustments:
Extraordinary, Non-recurring or unusual gains/losses	a		3,048	7,305	4,137	1,153	15,643

Gains/losses on disposal of discontinued operations	b		—	—	—	—	—
Gains or losses attributable to business dispositions or asset	c		8,612	(1,470)	46	1,155	8,343
dispositions other than in the ordinary course of business
Gains/losses attributable to the early extinguishment of indebtedness	d		—	—	—	—	—
Special dividends or distributions or adjustment for equity method of accounting	e		—	—	—	—	—
Any cumulative effects from a change in accounting principles	f		—	—	—	—	—

Non-cash gains/losses, income and expenses resulting from purchase accounting	g		—	—	—	—	—
Any non-cash impairment charge or asset write-off resulting from FAS 142 & 144 and amortization of intangibles arising from No. 141.	h		1,946	2,924	2,952	8,256	16,078
Any non-cash expenses realized from employee benefit plans, grants of stock appreciation, stock options or other rights	i		427	394	375	435	1,631

Any one time non-cash compensation charges	j		—	—	—	—	—
Non-cash gains/losses, income and expenses resulting from fair value accounting required by FAS 133	k		—	—	—	—	—
Accruals and reserves that are established within 12 months after the closing of transactions and that are so required to be established in accordance with GAAP	l		—	—	—	—	—

Total Consolidated Net Income			4,694	9,358	12,310	8,781	35,143

Adjustments to EBITDA:
Add: income tax expense	a	(i)	(427)	(743)	2,995	7,204	9,029
Add: interest expense	a	(ii)	3,246	2,160	2,111	1,936	9,453
Add: depreciation and amortization	a	(iii)	7,693	7,839	6,938	8,083	30,553
Add: any other non-cash charges	a	(iv)	—	—	—	—	—
Add: the amount of management, consulting, monitoring, transaction and advisory fees and related expenses	a	(v)	—	—	—	—	—
Add: the amount of legal and other advisory fees incurred by the company and its subsidiaries in respect of the matters described in “Item 3. Legal Proceedings” in the company’s annual report for 2009	a	(vi)	3,667	1,613	1,870	561	7,711
investment income	c	(ii)	2	(1)	(189)	(41)	(229)

Total			18,875	20,226	26,035	26,524	91,660

a) — Extraordinary, Non-recurring or unusual gains/losses

Account Write-offs and losses			235	275	(55)	49	504
Restructuring and Severance Expenses			2,701	6,932	4,061	878	14,572
Add: non-recurring legal fees			362	348	131	226	1,067
Less: recurring legal fees			(250)	(250)	—	—	(500)

Total			3,048	7,305	4,137	1,153	15,643

Annex II
Bill Fairfield
Tom McCusker
Tom Oberdorf
Ed Mallin
Gerard Miodus

A-5